UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

November 6, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

LINE Corporation Announces Consolidated Financial Results for the

Nine Months Ended September 30, 2020

TOKYO—LINE Corporation (NYSE:LN) (TOKYO: 3938) announces its consolidated financial results for the nine months ended September 30, 2020.

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us,” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

Cautionary statement with respect to forward-looking statements, and other information

This document contains forward-looking statements with respect to the current plans, estimates, strategies and beliefs of the Company, including, without limitation, the statements made concerning the planned business integration between the Company and Z Holding Corporation (the “Planned Transaction”). Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to the Company, speak only as of the date hereof and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in the document. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and the Company does not intend to update any of these forward-looking statements. Risks and uncertainties that might affect the Company include, but are not limited to:

i.

the possibility that, prior to the completion of the Planned Transaction, our business and our relationships with employees, collaborators, vendors and other business partners may experience significant disruption due to transaction-related uncertainty;

ii.	shareholder litigation in connection with the Planned Transaction potentially resulting in significant costs of defense, indemnification and liability;

iii.	its ability to attract and retain users and increase the level of engagement of its users;

iv.	whether the conditions for the Planned Transaction will be satisfied or waived;

v.	its ability to improve user monetization;

vi.	its ability to successfully enter new markets and manage its business expansion;

vii.	its ability to compete in the global social network services market;

viii.	its ability to develop or acquire new products and services, improve its existing products and services and increase the value of its products and services in a timely and cost-effective manner;

ix.	its ability to maintain good relationships with platform partners and attract new platform partners;

x.	its ability to attract advertisers to the LINE platform and increase the amount that advertisers spend with LINE;

xi.	its expectations regarding its user growth rate and the usage of its mobile applications;

xii.	its ability to increase revenues and its revenue growth rate;

xiii.	its ability to timely and effectively scale and adapt its existing technology and network infrastructure;

xiv.	its ability to successfully acquire and integrate companies and assets;

xv.	its future business development, results of operations and financial condition;

xvi.	the regulatory environment in which it operates;

xvii.	fluctuations in currency exchange rates and changes in the proportion of its revenues and expenses denominated in foreign currencies; and

xviii.	changes in business or macroeconomic conditions.

LINE Corporation

A. Corporate information

I. Corporate overview

1. Selected consolidated financial data

Term		20th term Nine months ended September 30, 2019		21st term Nine months ended September 30, 2020		20th term
Accounting period		From January 1, 2019 to September 30, 2019		From January 1, 2020 to September 30, 2020		From January 1, 2019 to December 31, 2019
Revenues [Third quarter]	(Millions of yen)	166,702 [55,942	]	180,240 [62,894	]	227,485
Loss before tax from continuing operations	(Millions of yen)	(36,224)		(24,149)		(51,616)
Loss for the period	(Millions of yen)	(36,834)		(35,848)		(51,416)
Loss for the period attributable to the shareholders of the Company [Third quarter]	(Millions of yen)	(33,961 [(7,342	) )]	(29,185 [(9,022	) )]	(46,888)
Total comprehensive loss for the period, net of tax	(Millions of yen)	(40,007)		(35,940)		(50,634)
Equity attributable to the shareholders of the Company	(Millions of yen)	164,844		143,895		158,133
Total assets	(Millions of yen)	530,442		568,333		541,352
Basic loss for the period per share attributable to the shareholders of the Company [Third quarter]	(Yen)	(142.09 [(30.68	) )]	(121.32 [(37.35	) )]	(196.07)
Diluted loss for the period per share attributable to the shareholders of the Company	(Yen)	(142.09)		(121.32)		(196.07)
Ratio of equity attributable to the shareholders of the Company to total assets	(%)	31.1		25.3		29.2
Net cash used in operating activities	(Millions of yen)	(9,125)		(11,144)		(3,105)
Net cash used in investing activities	(Millions of yen)	(52,472)		(57,838)		(43,133)
Net cash provided by financing activities	(Millions of yen)	6,247		19,134		6,112
Cash and cash equivalents at the end of the period	(Millions of yen)	200,279		166,817		217,345

Notes:	1. Trends in these selected financial data for the Company on a stand-alone basis are not separately discussed as we prepare quarterly consolidated financial statements.
2. Revenues do not include consumption taxes.

3. The above financial data were prepared based on the unaudited interim condensed consolidated financial statements and the consolidated financial statements prepared in accordance with International Financial Reporting Standards “IFRS”.

2. Business description

During the nine months ended September 30, 2020, there were no material changes in the business of the Group (the Company or the principal subsidiaries and affiliates of the Company). There were no changes in principal subsidiaries and affiliates of the Company.

II. Business

1. Risk factors

For the nine months ended September 30, 2020, material changes regarding the “Risk Factors” disclosed in the previous fiscal year’s annual securities report (the “2019 Annual Securities Report”) are as follows. The changes are indicated by underlined text.

Note that any forward-looking statements herein are based on judgments of the Group as of this quarterly securities report (this “Quarterly Securities Report”) as of September 30, 2020. Also, the item numbers below correspond to the item numbers of “A. Corporate information, II. Business, 2. Risk factors” in the 2019 Annual Securities Report.

The Group’s operations, financial condition and operating results may be affected due to the spread of COVID-19. The Group is closely monitoring trends in order to minimize the impact on our business.

(11)	Legal Regulations for the Internet Business

The businesses of the Group are subject to legal regulations in Japan, including the “Telecommunications Business Act,” “Act on the Limitation of Liability for Damages of Specified Telecommunications Service Providers and the Right to Demand Disclosure of Identification Information of the Senders,” “Act on Regulation of Transmission of Specified Electronic Mail,” “Act on the Protection of Personal Information,” “Act on Establishment of Enhanced Environment for Youths’ Safe and Secure Internet Use,” “Act on Regulation on Soliciting Children by Using Opposite Sex Introducing Service on Internet,” “Act against Unjustifiable Premiums and Misleading Representations,” “Act on Control and Improvement of Amusement Business, etc.,” “Payment Services Act,” “Medical Practitioners’ Act,” and other healthcare-related laws and regulations. Although the Group has established a governance system that complies with such laws and regulations by, among other things, constructing systems for internal management while also requiring that counterparties, including individuals, comply with such laws and regulations, if there were a future incident involving a violation of such laws or regulations, or if the government were to revise laws or regulations, establish new laws or regulations or set guidelines among other things, our business, financial position, operating results, social credibility as a business group and share price, among other things, could be affected.

Furthermore, while the LINE service provides a social networking platform it is provided on the premise that the service will be used for wholesome communication between users. With the exception of the matching service, “HOP,” which belongs to the Group and is operated by HOP Corporation, our understanding is that the LINE service does not constitute an “opposite sex introducing service on Internet” as defined in the “Act on Regulation on Soliciting Children by Using Opposite Sex Introducing Service on Internet.” Furthermore, with regard to HOP, in accordance with laws and regulations, we submit reports to Public Safety Commissions, expressly prohibit use by minors, including children, confirm users’ ages and monitor publicly posted content. However, in the event that we are subject to any sort of administrative sanctions as a result of the violation of such laws, related regulations, etc. due to unforeseen circumstances, or in the event that the Group’s business is limited by regulations that have been tightened due to a revision of laws or regulations or a change in their interpretation, or due to new laws or regulations being set, it may affect our business, financial position, operating results, social reputation and share price.

The Group is subject to various laws and regulations within Japan and in other countries and areas throughout the world in which we have expanded our services, including those involving user privacy, information disclosure, data protection, the telecommunications business, content regulation, intellectual property rights, competition law, protection of minorities, e-commerce, settlement and payment services, consumer protections, money laundering, anti-corruption and taxes, among others. However, the application and interpretation of these laws and regulations are uncertain as such laws and regulations have not been sufficiently developed, particularly in industries that have been rapidly evolving in recent years. Furthermore, as there are efforts to tighten specific regulations in Europe and the U.S., such as the enforcement of the EU General Data Protection Regulation, we will continue to pay close attention to the trends in law and regulations. Moreover, in the event that third-parties who have business relationships with the Group, including business partners of the Group, violate laws, regulations or the Group’s policies, the Group may have to assume joint or indirect responsibility.

As the Group is subject to the establishment or revision of laws and regulations, the Group may face restrictions on its business or be forced to significantly change the products and services it provides or incur expenses in order to comply with such laws and regulations. In addition, in the event that the Group launches new services, it is also necessary to comply with the laws and regulations applicable to such services. The Group will work to operate services that comply with related laws and regulations in Japan and other jurisdictions, and accelerate business development that responds to established and revised laws and regulations. However, in the event that we are subject to any sort of administrative sanctions due to a violation of revised or newly established laws or regulations, or in the event that we do not respond to the establishment or revision of related laws or regulations in time, it may affect our business, financial position, operating results, social reputation as a business group and share price.

For readers of this English translation: There have been no material changes to the information presented in the Risk Factors section of the Company’s Annual Report on Form 20-F (File No. 001-37821) filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2020 (the “2019 Form 20-F”).

2. Analysis of financial position, operating results and cash flow position by management

The analysis of financial position, operating results and cash flow position of the Group by management is as follows:

(1) Financial position and operating results

Consolidated financial results of the Group are calculated based on IFRS.

Results of operations

	Nine months ended September 30, 2019	Nine months ended September 30, 2020
Revenues	166,702	180,240
(Loss)/profit from operating activities	(27,521)	7,169
Loss before tax for the period from continuing operations	(36,224)	(24,149)
Loss for the period	(36,834)	(35,848)
Loss for the period attributable to the shareholders of the Company	(33,961)	(29,185)

Revenues in the first nine months ended September 30, 2020 were 180,240 million yen, an increase of 8.1% year on year. The major factor for the increase in revenues was an increase of sales revenues related to advertising services.

Profit from operating activities in the first nine months ended September 30, 2020 was 7,169 million yen, compared to a loss of 27,521 million yen in the same period of the previous year.

The main factors contributing to the operating profit were the aforementioned increase in the revenues and the following factors:

Other operating income

Other operating income increased by 26,850 million yen year on year due to the recording of 27,551 million yen of gains on loss of control of LINE Digital Frontier Corporation and LINE Man Corporation PTE. LTD as a result of their conversion from consolidated subsidiaries to associates accounted for under the equity method.

Payment processing and licensing expenses

Payment processing and licensing expenses increased by 4,287 million yen year on year, mainly due to an increase in license fees for video distribution services.

Sales commission expenses

Sales commission expenses decreased by 5,190 million yen year on year, mainly due to a decrease in sales commission expenses related to job advertisements.

Employee compensation expenses

Employee compensation expenses increased by 6,749 million yen year on year, mainly due to an increase in the number of employees and the granting of stock options.

Marketing expenses

Marketing expenses decreased by 7,304 million yen year on year, mainly due to a decrease in promotion expenses related to Fintech.

Outsourcing and other service expenses

Outsourcing and other service expenses increased by 3,327 million yen year on year, mainly due to an increase in outsourced development cost related to Fintech.

Depreciation and amortization expenses

Depreciation and amortization expenses increased by 3,457 million yen year on year, mainly due to the purchase of servers and an increase in office space.

Other operating expenses

While we recorded an impairment loss of the right-of-use assets related to LINE Friends, other operating expenses decreased by 108 million yen year on year, mainly due to a decrease in expenses related to LINE Points and a decrease in the cost of goods in connection with the revenue decrease related to LINE Friends.

Loss before tax for the period from continuing operations in the first nine months ended September 30, 2020 was 24,149 million yen, compared to a loss of 36,224 million yen in the same period of the previous year.

The decrease in loss before tax from continuing operations was due to the recognition of profit from operating activities of 7,169 million yen while other non-operating expenses increased by 19,254 million yen year on year due to impairment of investment in associates.

Loss for the period in the nine months ended September 30, 2020 was 35,848 million yen, compared to a loss of 36,834 million yen in the same period of the previous year.

The decrease in loss for the period year on year was due to the decrease in loss before tax for the period from continuing operations, notwithstanding the income tax expenses recorded in connection with the gains on loss of control of subsidiaries mentioned above.

As a result of the above, the loss for the period attributable to the shareholders of the Company in the nine months ended September 30, 2020 was 29,185 million yen, compared to a loss of 33,961 million yen in the same period of the previous year.

Profit and loss by segment

The Group has two reportable segments: the Core business and the Strategic business. The Group’s profit and loss by segment are as follows:

Core business

Revenues from the Core business segment for the nine months ended September 30, 2020 were 155,795 million yen, an increase of 7.5% year on year, and profit from operating activities in this segment was 34,561 million yen, an increase of 38.5% year on year.

The increases in revenues and profit in the Core business segment were driven by an increase in advertising sales due to strong display advertising sales.

Strategic business

Revenues from the Strategic business segment for the nine months ended September 30, 2020 was 24,445 million yen, an increase of 12.0% year on year, and the loss from operating activities in this segment was 50,080 million yen, whereas it was 52,412 million yen in the same period in the previous year.

The increase in revenues from the Strategic business was primarily due to an increase in revenues related to Fintech and E-commerce, despite a decrease in revenues related to LINE Friends. The decrease in operating loss from the Strategic business was primarily due to a decrease in marketing expenses related to Fintech, despite recording an impairment loss of right-of-use assets related to LINE Friends.

For more details of profit and loss by segment, see Note 4 of the Notes to Interim Condensed Consolidated Financial Statements – Unaudited.

Total assets as of September 30, 2020 were 568,333 million yen, an increase of 26,981 million yen from December 31, 2019, mainly due to the increase in other financial assets, current and investment in associates and joint ventures.

Total liabilities as of September 30, 2020 were 406,962 million yen, an increase of 40,273 million yen from December 31, 2019, mainly due to an increase in contract liabilities, as well as an increase in other financial liabilities resulting mainly from an increase in deposits received.

The amount of total shareholders’ equity as of September 30, 2020 was 161,371 million yen, a decrease of 13,292 million yen from December 31, 2019, mainly due to the recording of a loss for the period.

(2) Cash flow position

The balance of cash and cash equivalents (hereinafter, “cash”) as of September 30, 2020 decreased by 50,528 million yen from the end of the previous fiscal year to 166,817 million yen.

The respective cash flow positions are as follows:

Cash flows from operating activities

Net cash used in operating activities was 11,144 million yen in the first nine months ended September 30, 2020, which increased by 2,019 million yen compared with those in the first nine months ended September 30, 2019. The increase in cash outflows for the first nine months ended September 30, 2020 was primarily due to increases in trade and other receivables and other current assets, despite an increase in trade and other payables and contract liabilities.

Cash flows from investing activities

Net cash used in investing activities was 57,838 million yen in the first nine months ended September 30, 2020, which increased by 5,366 million yen compared with those in the first nine months ended September 30, 2019. The increase in cash outflows for the first nine months ended September 30, 2020 was primarily due to increases in cash outflows from investments in associates and joint ventures and acquisitions of equity investments, as well as cash disposed on loss of control of subsidiaries and business transfer, despite an increase in proceeds from sales of equity investments and proceeds from the redemption or sale of debt instruments.

Cash flows from financing activities

Net cash provided by financing activities was 19,134 million yen in the first nine months ended September 30, 2020, which increased by 12,887 million yen compared with those in the first nine months ended September 30, 2019. The increase in cash inflows for the first nine months ended September 30, 2020 was primarily due to increases in proceeds from exercise of stock options and proceeds from disposal of treasury shares despite a decrease in capital contribution from non-controlling interests.

(3) Operational and financial issues to be addressed

During the nine months ended September 30, 2020, there were no material changes in operational and financial issues to be addressed by the Group.

(4) Research and development activities

The Group conducted research and development in areas including Fintech and AI. Research and development expenses in the first nine months ended September 30, 2020 were 22,179 million yen.

3. Material contracts

Material contracts that we have newly entered into during the three months ended September 30, 2020 are as follows:

Syndicated Loan Agreement

At the board of directors meeting held on September 28, 2020, the Company resolved to enter into a syndicated loan agreement (a term loan with commitment period) with twenty two participating financial institutions, with Sumitomo Mitsui Banking Corporation, BNP Paribas and Mizuho Bank, Ltd. acting as arrangers, and Mizuho Bank, Ltd. acting as an agent, effective as of September 30. Refer to IV. Accounting, Notes to Interim Condensed Consolidated Financial Statements - Unaudited, Note 7 Financial Assets and Financial Liabilities for further details.

Material contracts that have had important changes during the three months ended September 30, 2020 are as follows:

Agreement for Absorption-Type Demerger (the “Corporate Demerger”)

The Company and its wholly-owned subsidiary, LINE Demerger Preparatory Company (the “Demerger Preparatory Company”), entered into an absorption-type demerger agreement on January 31, 2020 in order to carry out the Corporate Demerger whereby the Company will transfer to the Demerger Preparatory Company its entire business (excluding the Z Holdings Corporation (“ZHD”) shares, the contractual status pursuant to the agreements executed by the Company in relation to the planned business integration between the Company and ZHD, and the rights and obligations set out in the absorption-type demerger agreement). At the board of directors meeting held on August 3, 2020, it was resolved to change the effective date of the Corporate Demerger from September 30, 2020 to February 28, 2021. Also as of January 31, 2020, the Company entered into an agreement to amend the absorption-type demerger agreement for the purpose of making this change.

Agreement for the Share Exchange by Wholly-owned Subsidiary

The Demerger Preparatory Company, a wholly-owned subsidiary of the Company, entered into a share exchange agreement with ZHD on January 31, 2020 where ZHD will become the 100% parent company of the Demerger Preparatory Company and the Demerger Preparatory Company will become a wholly-owned subsidiary of ZHD. On August 3, 2020, ZHD and the Demerger Preparatory Company executed an amendment agreement to the aforementioned share exchange agreement for the purpose of changing the effective date of the Share Exchange from October 1, 2020 to March 1, 2021.

Refer to “A. Corporate information, II. Business, 4. Material Contracts” in the 2019 Annual Securities Report for further details of the above absorption-type demerger agreement and share exchange agreement.

For readers of this English translation: With respect to material contracts, there have been no material changes to the information presented in the 2019 Form 20-F.

III. Company information

1. Share information

(1) Total number of shares

a.	Total number of shares authorized

Class	Total number of shares authorized (Shares)
Common stock	690,000,000
Total	690,000,000

b.	Number of shares issued

Class	Number of shares issued as of end of period (Shares; as of September 30, 2020)	Number of shares issued as of filing date (Shares; as of November 6, 2020)	Name of securities exchange where the shares are traded or the name of authorized financial instruments firms association where the shares are registered	Details
Common stock	243,715,542	243,733,042	Tokyo Stock Exchange (First Section) and New York Stock Exchange	100 shares constitute one “unit” of common stock. There are shares with full voting rights, which are not restricted by any significant limitations in terms of shareholders’ rights.
Total	243,715,542	243,733,042	—	—

Note:	“Number of shares issued as of filing date does not include the number of shares issued upon the exercise of stock acquisition rights during the period from November 1, 2020 until the filing date of this report.

(2) Stock acquisition rights

a. Stock option plan

Stock acquisition rights issued during the third quarter period are as follows:

26th series of stock acquisition rights
Date of resolution	July 29, 2020

Title and number of grantees	Four directors of the Company (Note 1)

Number of stock acquisition rights (Units)*	30,240 (Note 2)

Class of shares to be issued upon exercise of stock acquisition rights*	Common stock

Number of shares to be issued upon exercise of stock acquisition rights (Shares)*	3,024,000 (Note 3)

Exercise price of each stock acquisition right (the “Exercise price”) (Yen)* (Note 4)	It shall be the higher of either the following exercise prices: (i) calculated by the average closing price of the Company’s common stock in ordinary trading at the Tokyo Stock Exchange for each date of the month preceding the month in which the date of allotment of stock acquisition rights falls (excluding days on which no trade is reported) multiplied by 1.05 (any fraction less than one (1) yen shall be rounded up), or (ii) the closing price for the allotment date (if there is no closing price on the allotment date, the closing price on the trading date immediately preceding the allotment date shall be applied).

Exercise period for stock acquisition rights*	From November 5, 2023 to November 5, 2030

Per share issue price and amount incorporated into capital per share upon exercise of stock acquisition rights (Yen)*	It shall be the amount determined by the Company’s Board of Directors on the basis of fair value of the stock acquisition rights, which is computed by a fair value calculation method using the binomial option pricing model, upon the allotment of the stock acquisition rights.

Conditions on exercise of stock acquisition rights*	(Notes 5 and 7)

Matters relating to transfer of stock acquisition rights*	Transfer of the stock acquisition rights shall be subject to the approval of the Company’s Board of Directors.

Matters relating to granting of stock acquisition rights in association with reorganization*	(Note 6)

*	The information at the date of issuance of the stock acquisition rights (July 29, 2020) are presented in the table above.

Notes:	1. Excludes outside directors and part-time directors.

2. The number of shares to be issued upon exercise of one stock acquisition right shall be 100 shares.

3. The number of shares issued by each stock acquisition right (the “Number of Granted Shares”) shall be adjusted by the following formula if the Company splits (including allotment of shares of common stock of the Company without contribution; the same shall apply to any reference to a share split hereinafter) or consolidates shares of its common stock, and fractions less than one (1) share arising as a result of such adjustment shall be rounded off.

	Number of Granted Shares after adjustment	=	Number of Granted Shares before adjustment	×	Share split or share consolidation ratio

The Number of Granted Shares after adjustment shall be applied, in the case of a share split, on and after the day immediately following the record date for the share split (if no record date is prescribed, the effective date of such share split) and, in the case of a share consolidation, on and after the effective date thereof; however, if a share split is subject to the condition that a proposal to increase the stated capital or reserves by decreasing the amount of surplus is approved at the Company’s shareholders meeting, and the record date for the share split is prescribed to be the date prior to the date of conclusion of such shareholders meeting, the Number of Granted Shares after adjustment shall be applied on and after the date immediately following the date of conclusion of such shareholders meeting.

4. If the Company takes any of the actions listed in items 1) to 3) below with respect to the shares of common stock of the Company after the date when the stock acquisition rights are allotted (the “Allotment Date”), the Company shall adjust the Exercise Price by using the corresponding formula (the “Exercise Price Adjustment Formula”) set forth below. Any fraction less than one (1) yen resulting from the adjustment shall be rounded up to the nearest whole number:

1) Split or consolidation of shares

Exercise Price after adjustment	=	Exercise Price before adjustment	×	1
Share split or share consolidation ratio

The Exercise Price after adjustment shall be applied, in the case of a share split, on and after the day immediately following the record date for the share split (if no record date is prescribed, the effective date of such share split) and, in the case of a share consolidation, on and after the effective date thereof; however, if a share split is subject to the condition that a proposal to increase the stated capital or reserves by decreasing the amount of surplus is approved at the Company’s shareholders meeting, and the record date for the share split is prescribed to be the date prior to the date of conclusion of such shareholders meeting, the Exercise Price after adjustment shall be applied on and after the date immediately following the date of conclusion of such shareholders meeting.

2)	Issuance of new shares or disposition of treasury shares at a price lower than the market price for shares of common stock of the Company (excluding issuance or disposal upon exercise of the stock options)

				Number of issued shares	+	Number of new shares to be issued	×	Amount to be paid-in per share
Exercise Price after adjustment	=	Exercise Price before adjustment	×			Market price per share
Number of issued shares + Number of new shares to be issued

3)	In addition, if it is appropriate to adjust the Exercise Price after the Allotment Date because of a merger of the Company with another company or for other reasons, the Company shall adjust the Exercise Price as necessary to a reasonable extent.

5. Conditions on exercise of stock acquisition rights

1)	When a stock acquisition right holder passes away, his/her heirs may not exercise the stock acquisition rights unless the Board of Directors of the Company determines otherwise.

2)	Stock acquisition right holders must hold the position of director of the Company or the Company’s affiliated companies (meaning associated companies as defined in the Ordinance on Terminology, Forms, and Preparation Methods of Financial Statements, Etc.; hereinafter the same) at the time that the stock acquisition rights are exercised; however, this does not apply in cases when a stock acquisition right holder has retired from the position of director of the Company or the Company’s affiliated companies due to the expiry of his/her term of office, or when a justifiable reason is acknowledged at a meeting of the Board of Directors.

3)	Each stock acquisition rights cannot be partially exercised.

4)	A stock acquisition right holder may exercise the stock acquisition rights up to the number of units listed in the following items only if the stock price of the common shares of the Company satisfies the conditions in the relevant item. In such case, any fraction of exercisable stock acquisition rights arising from the calculation pursuant to the relevant item shall be rounded down, and only the stock acquisition rights without such fraction may be exercised. If it is appropriate to adjust the Standard Stock Price (as defined in item (i)) because of a merger, an issuance of shares for subscription, a share split or share consolidation or other similar events, the Company shall adjust the Standard Stock Price as necessary to a reasonable extent. A stock acquisition right holder may exercise the stock acquisition rights during the periods specified in the “Exercise period for stock acquisition rights” above up to the applicable maximum number of units for the exercise if the stock price of the common shares of the Company satisfies the conditions listed in the following items:

(i) If, on any day from the day exactly three years after the Allotment Date until the day exactly six years after the Allotment Date, the average closing price in ordinary trading of the Company’s common shares on the Tokyo Stock Exchange during the ten-business-day period immediately preceding that day (excluding the day on which no ordinary trading of the Company’s common shares is executed; the same applies to the items in this paragraph) exceeds 7,518 yen (the “Standard Stock Price”):

20% of the total number of allotted stock acquisition rights

(ii) If, on any day from the day exactly four years after the Allotment Date until the day exactly seven years after the Allotment Date, the average closing price in ordinary trading of the Company’s common shares on the Tokyo Stock Exchange during the ten-business-day period immediately preceding that day (including the day itself) exceeds the Standard Stock Price:

30% of the total number of allotted stock acquisition rights

(iii)  If, on any day from the day exactly five years after the Allotment Date until the day exactly eight years after the Allotment Date, the average closing price in ordinary trading of the Company’s common shares on the Tokyo Stock Exchange during the ten-business-day period immediately preceding that day (including the day itself) exceeds the Standard Stock Price:

50% of the total number of allotted stock acquisition rights

6. In the event of a merger (limited to a merger by which the Company is absorbed), an absorption-type corporate split or incorporation-type corporate split (in either case, limited to a corporate split by which the Company becomes a splitting company), or a share exchange or share transfer (in either case, limited to a transaction by which the Company becomes a wholly-owned subsidiary) (hereinafter collectively referred to as a “Reorganization”) with regard to the Company, the Company shall deliver to the stock acquisition right holders holding the stock acquisition rights (the “Outstanding Stock Acquisition Rights”) outstanding immediately prior to the effective date of such Reorganization (hereinafter meaning, in the case of an absorption-type merger, the date on which such absorption-type merger becomes effective; in the case of an incorporation-type merger, the date of incorporation of the company to be incorporated by such merger; in the case of an absorption-type corporate split, the date on which such absorption-type split becomes effective; in the case of an incorporation-type split, the date of incorporation of the company to be incorporated by such split; in the case of a share exchange, the date on which such share exchange becomes effective; and in the case of a share transfer, the date of incorporation of the wholly-owning parent company to be incorporated by such share transfer) the stock acquisition rights of the company (the “Reorganized Company”) listed in Article 236, paragraph 1, item (8)(a) through (e) of the Companies Act. In such case, the Outstanding Stock Acquisition Rights shall be extinguished and the Reorganized Company shall issue new stock acquisition rights on the condition that the relevant absorption-type merger agreement, incorporation-type merger agreement, absorption-type corporate split agreement, incorporation-type corporate split plan, share exchange agreement or share transfer plan provides that stock acquisition rights of the Reorganized Company will be delivered as follows:

1)

Number of stock acquisition rights of the Reorganized Company to be delivered

The number of stock acquisition rights equal to the number of Outstanding Stock Acquisition Rights held by each stock acquisition rights holder shall be delivered.

2)	Class of shares of the Reorganized Company covered by stock acquisition rights Shares of common stock of the Reorganized Company shall be covered.

3)

Number of shares of the Reorganized Company covered by stock acquisition rights

The number shall be determined in accordance with “Number of shares to be issued upon exercise of stock acquisition rights” above, taking into consideration of various factors such as the conditions of the Reorganization.

4)

Value of property to be contributed upon exercise of the stock acquisition rights

The value of property to be contributed upon the exercise of each stock acquisition right to be delivered shall be the amount obtained by multiplying (a) the exercise price after the Reorganization to be obtained by adjusting the exercise price set forth in the “Exercise price of each stock acquisition rights” above after taking into consideration of various factors such as the conditions of the Reorganization by (b) the number of shares of the Reorganized Company covered by the stock acquisition rights, which is determined pursuant to item 3) above.

5)

Exercise period for stock acquisition rights

The exercise period shall commence on the commencement date of the exercise period of the stock acquisition rights set forth in “Exercise period for stock acquisition rights” above, or the effective date of the Reorganization, whichever comes later, and end on the expiration date of the exercise period of the stock acquisition rights set forth in “Exercise period for stock acquisition rights” above.

6)

Matters regarding increase of stated capital and capital reserve in issuance of shares upon exercise of the stock acquisition rights

To be determined in accordance with the “Per share issue price and amount incorporated into capital per share upon exercise of stock acquisition rights” above.

7)

Restrictions on acquisition of stock acquisition rights by transfer

Any acquisition of stock acquisition rights by transfer shall be subject to the approval by resolution of the Board of Directors of the Reorganized Company.

8)	Other conditions on exercise of stock acquisition rights To be determined in accordance with the “Conditions on exercise of stock acquisition rights” above.

9)

Conditions on acquisition of stock acquisition rights

To be determined in accordance with the “Grounds on which the Company may acquire stock acquisition rights and conditions related to such acquisition” below.

7. Grounds on which the Company may acquire stock acquisition rights and conditions related to such acquisition

    The Company may acquire the stock acquisition rights on a date separately prescribed by the Board of Directors of the Company (or an executive officer who has been delegated in accordance with Article 416, paragraph 4 of the Companies Act) without any consideration if any of the proposals listed in items 1), 2), 3), 4) and 5) below is approved at a shareholders meeting of the Company (if no resolution at a shareholders meeting is required, when a resolution of the Company’s Board of Directors or a decision of the executive officer who has been delegated in accordance with Article 416, paragraph 4 of the Companies Act has been passed or made):

1)	a proposal for approval of a merger agreement pursuant to which the Company will become an absorbed company;

2)	a proposal for approval of a corporate split agreement or a corporate split plan pursuant to which the Company will become a splitting company;

3)	a proposal for approval of a share exchange agreement or a share transfer plan pursuant to which the Company will become a wholly-owned subsidiary;

4)	a proposal for approval of an amendment to the Articles of Incorporation of the Company to provide that the acquisition by transfer of all classes of shares issued by the Company is subject to the approval of the Company; or

5)	a proposal for approval of an amendment to the Articles of Incorporation of the Company to provide that the acquisition by transfer of the shares covered by the stock acquisition rights is subject to the approval of the Company, or that all of the shares of such class may be acquired by the Company by a resolution of a shareholders meeting of the Company.

27th series of stock acquisition rights
Date of resolution	July 29, 2020

Title and number of grantees	Three outside directors of the Company

Number of stock acquisition rights (Units)*	240 (Note 1)

Class of shares to be issued upon exercise of stock acquisition rights*	Common stock

Number of shares to be issued upon exercise of stock acquisition rights (Shares)*	24,000 (Note 2)

Exercise price of each stock acquisition right (Yen)*(Note 3)	It shall be the higher of either the following exercise prices: (i) calculated by the average closing price of the Company’s common stock in ordinary trading at the Tokyo Stock Exchange for each date of the month preceding the month in which the date of allotment of stock acquisition rights falls (excluding days on which no trade is reported) multiplied by 1.05 (any fraction less than one (1) yen shall be rounded up), or (ii) the closing price for the allotment date (if there is no closing price on the allotment date, the closing price on the trading date immediately preceding the allotment date shall be applied).

Exercise period for stock acquisition rights*	From November 5, 2023 to November 5, 2030

Per share issue price and amount incorporated into capital per share upon exercise of stock acquisition rights (Yen)*	It shall be the amount determined by the Company’s Board of Directors on the basis of fair value of the stock acquisition rights, which is computed by a fair value calculation method using the binomial option pricing model, upon the allotment of the stock acquisition rights.

Conditions on exercise of stock acquisition rights*	(Notes 4 and 6)

Matters relating to transfer of stock acquisition rights*	Transfer of the stock acquisition rights shall be subject to the approval of the Company’s Board of Directors.

Matters relating to granting of stock acquisition rights in association with reorganization*	(Note 5)

*	The information at the date of issuance of the stock acquisition rights (July 29, 2020) are presented in the table above.

Notes:	1. Same as note 2 for “26th series of stock acquisition rights” above.

2. Same as note 3 for “26th series of stock acquisition rights” above.

3. Same as note 4 for “26th series of stock acquisition rights” above.

4. Conditions on exercise of stock acquisition rights

	1)	When a stock acquisition right holder passes away, his/her heirs may not exercise the stock acquisition rights unless the Board of Directors of the Company determines otherwise.

2)	Stock acquisition right holders must hold the position of director of the Company or the Company’s affiliated companies
(meaning associated companies as defined in the Ordinance on Terminology, Forms, and Preparation Methods of Financial
Statements, Etc.; hereinafter the same) at the time that the stock acquisition rights are exercised; however, this does not apply in cases when a stock acquisition rights holder has retired from the position of director of the Company or the
Company’s affiliated companies due to the expiry of his/her term of office, or when a justifiable reason is acknowledged at a meeting of the Board of Directors.

	3)	Each stock acquisition rights cannot be partially exercised.

5. Same as note 6 for “26th series of stock acquisition rights” above.

6. Same as note 7 for “26th series of stock acquisition rights” above.

28th series of stock acquisition rights
Date of resolution	July 29, 2020

Title and number of grantees	Employees of the Company and its subsidiaries (Numbers of grantees have not been determined yet)

Number of stock acquisition rights (Units)*	Up to 50,328 (Note 1)

Class of shares to be issued upon exercise of stock acquisition rights*	Common stock

Number of shares to be issued upon exercise of stock acquisition rights (Shares)*	Up to 50,328,000 (Note 2)

Exercise price of each stock acquisition right (Yen)*(Note 3)	It shall be the higher of either the following exercise prices: (i) calculated by the average closing price of the Company’s common stock in ordinary trading at the Tokyo Stock Exchange for each date of October 2020 (excluding days on which no trade is reported) multiplied by 1.05 (any fraction less than one (1) yen shall be rounded up), or (ii) the closing price for November 5, 2020 (if there is no closing price on that date, the closing price on the trading date immediately preceding that date shall be applied).

Exercise period for stock acquisition rights*	From November 5, 2023 to November 5, 2030

Per share issue price and amount incorporated into capital per share upon exercise of stock acquisition rights (Yen)*	It shall be the amount determined by the Company’s Board of Directors on the basis of fair value of the stock acquisition rights, which is computed by a fair value calculation method using the binomial option pricing model, upon the allotment of the stock acquisition rights.

Conditions for exercise of stock acquisition rights*	(Notes 4 and 6)

Matters relating to transfer of stock acquisition rights*	Transfer of the stock acquisition rights shall be subject to the approval of the Company’s Board of Directors.

Matters relating to granting of stock acquisition rights in association with reorganization*	(Note 5)

*	The information at the date of issuance of the stock acquisition rights (July 29, 2020) are presented in the table above.

Notes:	1. Same as note 2 for “26th series of stock acquisition rights” above.

2. Same as note 3 for “26th series of stock acquisition rights” above.

3. Same as note 4 for “26th series of stock acquisition rights” above.

4. Conditions on exercise of stock acquisition rights

	1)	When a stock acquisition right holder passes away, his/her heirs may not exercise the stock acquisition rights unless the Board of Directors of the Company determines otherwise.

2)	Stock acquisition right holders must hold the position of either director, corporate auditor, officer, executive officer, or employee of the Company or the Company’s affiliated companies (meaning associated companies as defined in the
Ordinance on Terminology, Forms, and Preparation Methods of Financial Statements, Etc.; hereinafter the same) at the time that the stock acquisition rights are exercised; however, this does not apply in cases when a stock acquisition rights holder has retired from the position of director, corporate auditor, or officer of the Company or the Company’s affiliated companies due to the expiry of his/her term of office, or when a justifiable reason is acknowledged at a meeting of the
Board of Directors.

	3)	Each stock acquisition rights cannot be partially exercised.

5. Same as note 6 for “26th series of stock acquisition rights” above.

6. Same as note 7 for “26th series of stock acquisition rights” above.

b.	Other stock acquisition rights

Not applicable.

(3) Exercises of bonds with stock acquisition rights with exercise price amendment clause

Not applicable.

(4) Total number of shares issued, share capital, etc.

Date	Change in the number of shares issued (Shares)	Balance of shares issued (Shares)	Change in share capital (Millions of yen)	Balance of share capital (Millions of yen)	Change in legal capital reserve (Millions of yen)	Balance of legal capital reserve (Millions of yen)
From July 1, 2020 to September 30, 2020 (Note 2)	Common stock 2,171,400	Common stock 243,715,542	4,356	101,641	4,356	91,706

Notes:	1. Amounts expressed in millions of yen are rounded down to the nearest million.

2. Increase in total number of shares issued as a result of the exercise of stock acquisition rights.

3. Total number of shares issued increased by 17,500 shares, and share capital and legal capital reserve each increased by 28 million yen upon the exercise of stock acquisition rights during the period from October 1, 2020 to October 31, 2020.

(5) Principal shareholders

The principal shareholders are not presented on account of the current quarterly accounting period being the third quarter period.

(6) Voting rights

a.	Shares issued

	(As of September 30, 2020)
Classification	Number of shares (Shares)	Number of voting rights (Units)	Details
Shares without voting rights	—	—	—
Shares with restricted voting rights (treasury shares, etc.)	—	—	—
Shares with restricted voting rights (others)	—	—	—
Shares with full voting rights (treasury shares, etc.)	Common stock 12,200	—	—
Shares with full voting rights (others)	Common stock 243,597,000	2,435,970	100 shares constitute one “unit” of common stock. Common stock is not restricted by any significant limitations in terms of shareholders’ rights.
Shares constituting less than one unit	Common stock 106,342	—	—
Total number of shares issued	243,715,542	—	—
Total number of voting rights held by all shareholders	—	2,435,970	—

Note:	“Shares constituting less than one unit” includes 22 shares of treasury shares.

b.	Treasury shares, etc.

(As of September 30, 2020)
Name of Shareholder	Address of Shareholder	Number of shares held under own name (Shares)	Number of shares held under the name of others (Shares)	Total number of shares held (Shares)	Percentage of shares held to total shares issued (%)
LINE Corporation	4-1-6 Shinjuku, Shinjuku-ku, Tokyo	12,200	—	12,200	0.00
Total	—	12,200	—	12,200	0.00

Note:	The treasury shares above do not include 22 shares which constitute less than one unit.

(7) Certain exemptions

For readers of this English translation: As a foreign private issuer, the Company is permitted to rely on exemptions from certain New York Stock Exchange corporate governance standards applicable to listed U.S. companies. For instance, the Company is not subject to New York Stock Exchange requirements regarding (i) independence of a majority of its board of directors or members of certain committees thereof, (ii) shareholder approval of equity compensation plans, equity offerings that do not qualify as public offerings for cash, and offerings of equity to related parties, and (iii) adoption and disclosure of corporate governance guidelines. Additionally, as a foreign private issuer, the Company is not subject to certain SEC disclosure requirements that are applicable to companies organized within the United States.

2. Directors and executive officers

Not applicable.

IV. Accounting

Preparation of Interim Condensed Consolidated Financial Statements

The interim condensed consolidated financial statements of the Group are prepared in conformity with International Accounting Standard 34, “Interim Financial Reporting” pursuant to the provisions of Article 93 of the Ordinance on Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements (Cabinet Office Ordinance No. 64 of 2007; hereinafter referred to as the “Ordinance on QCFS”).

The interim condensed consolidated financial statements for the three-month period ended September 30, 2020 (July 1, 2020 to September 30, 2020) and for the first nine-month period ended September 30, 2020 (January 1, 2020 to September 30, 2020) of the Group has been reviewed by PricewaterhouseCoopers Aarata LLC, pursuant to the provision of the Article 193-2, Paragraph (1)  of the Financial Instruments and Exchange Act.

1. Interim Condensed Consolidated Financial Statements - Unaudited

(1) Interim Condensed Consolidated Statement of Financial Position - Unaudited

(In millions of yen)

	Notes	December 31, 2019	September 30, 2020
Assets
Current assets
Cash and cash equivalents		217,345	166,817
Trade and other receivables	7,10	42,680	50,496
Other financial assets, current	7	20,117	46,047
Contract assets	10	241	199
Inventories		4,740	9,164
Other current assets		10,518	10,187

Total current assets		295,641	282,910

Non-current assets
Property and equipment	5	25,024	25,781
Right-of-use assets		54,337	53,740
Goodwill		17,651	16,821
Other intangible assets		7,801	7,283
Investments in associates and joint ventures	18	64,194	106,486
Other financial assets, non-current	7	51,737	50,809
Deferred tax assets	6	24,095	23,942
Other non-current assets		872	561

Total non-current assets		245,711	285,423

Total assets		541,352	568,333

Liabilities
Current liabilities
Trade and other payables	7	43,710	49,987
Corporate bonds	7	—	143,393
Other financial liabilities, current	7	44,826	63,379
Accrued expenses		23,462	18,635
Income tax payables		3,963	3,422
Lease liabilities, current		11,487	13,425
Contract liabilities, current	10	25,752	28,165
Provisions, current		3,221	3,740
Other current liabilities		5,238	8,970

Total current liabilities		161,659	333,116

Non-current liabilities
Corporate bonds	7	142,851	—
Other financial liabilities, non-current	7	362	349
Lease liabilities, non-current		45,150	47,035
Contract liabilities, non-current	10	—	5,366
Deferred tax liabilities	6	1,071	4,986
Provisions, non-current		4,528	5,485
Post-employment benefits		9,617	10,419
Other non-current liabilities		1,451	206

Total non-current liabilities		205,030	73,846

Total liabilities		366,689	406,962

Shareholders’ equity
Share capital	8	96,737	101,641
Share premium	8	121,299	125,275
Treasury shares	8	(6,308)	(63)
Accumulated deficit		(53,524)	(78,326)
Accumulated other comprehensive income		(71)	(4,632)

Equity attributable to the shareholders of the Company		158,133	143,895

Non-controlling interests		16,530	17,476

Total shareholders’ equity		174,663	161,371

Total liabilities and shareholders’ equity		541,352	568,333

(2) Interim Condensed Consolidated Statement of Profit or Loss - Unaudited

(In millions of yen)

		For the nine-month period ended September 30,
	Notes	2019	2020
Revenues and other operating income:
Revenues	4,10	166,702	180,240
Other operating income	9,10,18	2,897	29,747

Total revenues and other operating income		169,599	209,987
Operating expenses:
Payment processing and licensing expenses		(26,406)	(30,693)
Sales commission expenses		(12,197)	(7,007)
Employee compensation expenses	14	(51,572)	(58,321)
Marketing expenses		(25,566)	(18,262)
Infrastructure and communication expenses		(8,063)	(8,543)
Outsourcing and other service expenses		(30,619)	(33,946)
Depreciation and amortization expenses	4,5	(16,324)	(19,781)
Other operating expenses	19,20	(26,373)	(26,265)

Total operating expenses		(197,120)	(202,818)

(Loss)/profit from operating activities		(27,521)	7,169
Finance income		400	233
Finance costs		(1,459)	(1,525)
Share of loss of associates and joint ventures		(9,567)	(10,658)
Loss on foreign currency transactions, net		(237)	(1,395)
Other non-operating income	13	2,347	1,468
Other non-operating expenses	13,18	(187)	(19,441)

Loss before tax from continuing operations		(36,224)	(24,149)
Income tax expenses	6	(609)	(11,699)

Loss for the period from continuing operations		(36,833)	(35,848)
Loss from discontinued operations, net of tax	11	(1)	—

Loss for the period		(36,834)	(35,848)

Attributable to:
The shareholders of the Company	12	(33,961)	(29,185)
Non-controlling interests		(2,873)	(6,663)

(In yen)
Earnings per share
Basic loss for the period attributable to the shareholders of the Company	12	(142.09)	(121.32)
Diluted loss for the period attributable to the shareholders of the Company	12	(142.09)	(121.32)
Earnings per share from continuing operations
Basic loss from continuing operations attributable to the shareholders of the Company	12	(142.08)	(121.32)
Diluted loss from continuing operations attributable to the shareholders of the Company	12	(142.08)	(121.32)
Earnings per share from discontinued operations
Basic loss from discontinued operations attributable to the shareholders of the Company	12	(0.01)	—
Diluted loss from discontinued operations attributable to the shareholders of the Company	12	(0.01)	—

(In millions of yen)

		For the three-month period ended September 30,
	Notes	2019	2020
Revenues and other operating income:
Revenues		55,942	62,894
Other operating income		1,493	27,970

Total revenues and other operating income		57,435	90,864
Operating expenses:
Payment processing and licensing expenses		(9,236)	(10,242)
Sales commission expenses		(3,573)	(2,199)
Employee compensation expenses		(17,797)	(20,310)
Marketing expenses		(4,958)	(7,131)
Infrastructure and communication expenses		(2,765)	(2,942)
Outsourcing and other service expenses		(10,501)	(10,973)
Depreciation and amortization expenses		(5,754)	(6,672)
Other operating expenses		(8,556)	(9,276)

Total operating expenses		(63,140)	(69,745)

(Loss)/profit from operating activities		(5,705)	21,119
Finance income		128	60
Finance costs		(517)	(501)
Share of loss of associates and joint ventures		(2,891)	(4,261)
Gain/(loss) on foreign currency transactions, net		266	(985)
Other non-operating income		1,032	464
Other non-operating expenses		(47)	(16,437)

Loss before tax from continuing operations		(7,734)	(541)
Income tax expenses		(1,070)	(10,785)

Loss for the period from continuing operations		(8,804)	(11,326)
Loss from discontinued operations, net of tax		(1)	—

Loss for the period		(8,805)	(11,326)

Attributable to:
The shareholders of the Company	12	(7,342)	(9,022)
Non-controlling interests		(1,463)	(2,304)

(In yen)
Earnings per share
Basic loss for the period attributable to the shareholders of the Company	12	(30.68)	(37.35)
Diluted loss for the period attributable to the shareholders of the Company	12	(30.68)	(37.35)
Earnings per share from continuing operations
Basic loss from continuing operations attributable to the shareholders of the Company	12	(30.67)	(37.35)
Diluted loss from continuing operations attributable to the shareholders of the Company	12	(30.67)	(37.35)
Earnings per share from discontinued operations
Basic loss from discontinued operations attributable to the shareholders of the Company	12	(0.01)	—
Diluted loss from discontinued operations attributable to the shareholders of the Company	12	(0.01)	—

(3) Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited

(In millions of yen)

		For the nine-month period ended September 30,
	Notes	2019	2020
Loss for the period		(36,834)	(35,848)
Other comprehensive income
Items that will not be reclassified to profit or loss:
Net changes in fair value of equity instruments at FVOCI	13	1,085	3,159
Income tax relating to items that will not be reclassified to profit or loss		(348)	(982)
Items that may be reclassified to profit or loss:
Debt instruments at FVOCI:
Net changes in fair value of debt instruments at FVOCI	13	55	(96)
Reclassification to profit or loss of debt instruments at FVOCI		1	(10)
Exchange differences on translation of foreign operations:
Loss arising during the period		(4,727)	(3,006)
Reclassification to profit or loss		85	76
Proportionate share of other comprehensive income of associates and joint ventures		151	490
Income tax relating to items that may be reclassified subsequently to profit or loss		525	277

Total other comprehensive loss for the period, net of tax		(3,173)	(92)

Total comprehensive loss for the period, net of tax		(40,007)	(35,940)

Attributable to:
The shareholders of the Company		(36,867)	(29,375)
Non-controlling interests		(3,140)	(6,565)

		For the three-month period ended September 30,
	Notes	2019	2020
Loss for the period		(8,805)	(11,326)
Other comprehensive income
Items that will not be reclassified to profit or loss:
Net changes in fair value of equity instruments at FVOCI	13	1,248	365
Income tax relating to items that will not be reclassified to profit or loss		(400)	(116)
Items that may be reclassified to profit or loss:
Debt instruments at FVOCI:
Net changes in fair value of debt instruments at FVOCI	13	25	(18)
Reclassification to profit or loss of debt instruments at FVOCI		(1)	4
Exchange differences on translation of foreign operations:
Loss arising during the period		(1,295)	(932)
Reclassification to profit or loss		84	(46)
Proportionate share of other comprehensive income of associates and joint ventures		46	526
Income tax relating to items that may be reclassified subsequently to profit or loss		177	(131)

Total other comprehensive loss for the period, net of tax		(116)	(348)

Total comprehensive loss for the period, net of tax		(8,921)	(11,674)

Attributable to:
The shareholders of the Company		(7,416)	(9,412)
Non-controlling interests		(1,505)	(2,262)

(4) Interim Condensed Consolidated Statement of Change in Equity - Unaudited

(In millions of yen)

	Equity attributable to the shareholders of the Company
						Accumulated other comprehensive income
	Notes	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total
Balance at January 1, 2019		96,064	118,626	(8,205)	(5,556)	(659)	(1,417)	63	198,916
Adjustment on adoption of new accounting standards		—	—	—	(26)	—	—	—	(26)

Balance at January 1, 2019 (adjusted)		96,064	118,626	(8,205)	(5,582)	(659)	(1,417)	63	198,890
Comprehensive (loss)/income
Loss for the period		—	—	—	(33,961)	—	—	—	(33,961)
Other comprehensive (loss)/income		—	—	—	—	(3,766)	860	—	(2,906)

Total comprehensive (loss)/income for the period		—	—	—	(33,961)	(3,766)	860	—	(36,867)
Transactions with owners and other transactions
Recognition of share-based payments	8,14	—	1,111	—	—	—	—	—	1,111
Forfeiture of stock options	8,14	—	(51)	—	51	—	—	—	—
Exercise of stock options	8,14	471	(117)	—	—	—	—	—	354
Changes in interest in subsidiaries	17	—	221	—	—	—	—	—	221
Acquisition of subsidiaries		—	—	—	—	—	—	—	—
Disposal of treasury shares	8	—	(447)	1,608	—	—	—	—	1,161
Purchase of treasury shares		—	—	(1)	—	—	—	—	(1)
Transfer of accumulated other comprehensive income to accumulated deficit		—	—	—	46	—	(46)	—	—
Distributions		—	—	—	—	—	—	—	—
Other		—	—	—	(25)	—	—	—	(25)

Total transactions with owners and other transactions		471	717	1,607	72	—	(46)	—	2,821

Balance at September 30, 2019		96,535	119,343	(6,598)	(39,471)	(4,425)	(603)	63	164,844

	Notes	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2019		9,598	208,514
Adjustment on adoption of new accounting standards		—	(26)

Balance at January 1, 2019 (adjusted)		9,598	208,488
Comprehensive (loss)/income
Loss for the period		(2,873)	(36,834)
Other comprehensive (loss)/income		(267)	(3,173)

Total comprehensive (loss)/income for the period		(3,140)	(40,007)
Transactions with owners and other transactions
Recognition of share-based payments	8,14	—	1,111
Forfeiture of stock options	8,14	—	—
Exercise of stock options	8,14	—	354
Changes in interest in subsidiaries	17	12,614	12,835
Acquisition of subsidiaries		246	246
Disposal of treasury shares	8	—	1,161
Purchase of treasury shares		—	(1)
Transfer of accumulated other comprehensive income to accumulated deficit		—	—
Distributions		(1,669)	(1,669)
Other		—	(25)

Total transactions with owners and other transactions		11,191	14,012

Balance at September 30, 2019		17,649	182,493

(In millions of yen)

	Equity attributable to the shareholders of the Company
						Accumulated other comprehensive income
	Notes	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total
Balance at January 1, 2020		96,737	121,299	(6,308)	(53,524)	(1,342)	2,355	(1,084)	158,133
Comprehensive (loss)/income
Loss for the period		—	—	—	(29,185)	—	—	—	(29,185)
Other comprehensive (loss)/income		—	—	—	—	(2,673)	2,487	(4)	(190)

Total comprehensive (loss)/income for the period		—	—	—	(29,185)	(2,673)	2,487	(4)	(29,375)
Transactions with owners and other transactions
Recognition of share-based payments	8,14	—	2,664	—	—	—	—	—	2,664
Forfeiture of stock options	8,14	—	(13)	—	13	—	—	—	—
Exercise of stock options	8,14	4,904	927	—	—	—	—	—	5,831
Changes in interest in subsidiaries		—	—	—	—	—	—	—	—
Derecognition of non-controlling interests due to loss of control of subsidiaries	9,17	—	—	—	—	—	—	—	—
Disposal of treasury shares	8	—	398	6,296	—	—	—	—	6,694
Purchase of treasury shares		—	—	(51)	—	—	—	—	(51)
Transfer of accumulated other comprehensive income to accumulated deficit		—	—	—	4,371	—	(4,371)	—	—
Other		—	—	—	(1)	—	—	—	(1)

Total transactions with owners and other transactions		4,904	3,976	6,245	4,383	—	(4,371)	—	15,137

Balance at September 30, 2020		101,641	125,275	(63)	(78,326)	(4,015)	471	(1,088)	143,895

	Notes	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2020		16,530	174,663
Comprehensive (loss)/income
Loss for the period		(6,663)	(35,848)
Other comprehensive (loss)/income		98	(92)

Total comprehensive (loss)/income for the period		(6,565)	(35,940)
Transactions with owners and other transactions
Recognition of share-based payments	8,14	—	2,664
Forfeiture of stock options .	8,14	—	—
Exercise of stock options	8,14	—	5,831
Changes in interest in subsidiaries		9,947	9,947
Derecognition of non-controlling interests due to loss of control of subsidiaries	9,17	(2,436)	(2,436)
Disposal of treasury shares	8	—	6,694
Purchase of treasury shares		—	(51)
Transfer of accumulated other comprehensive income to accumulated deficit		—	—
Other		—	(1)

Total transactions with owners and other transactions		7,511	22,648

Balance at September 30, 2020		17,476	161,371

(5) Interim Condensed Consolidated Statement of Cash Flows - Unaudited

(In millions of yen)

		For the nine-month period ended September 30,
	Notes	2019	2020
Cash flows from operating activities
Loss before tax from continuing operations		(36,224)	(24,149)
Loss before tax from discontinued operations	11	(2)	—

Loss before tax		(36,226)	(24,149)
Adjustments for:
Depreciation and amortization expenses	4	16,324	19,781
Finance income		(400)	(233)
Finance costs		1,459	1,525
Dividend income		(134)	(446)
Share-based compensation expenses	14	2,519	5,219
Gain on loss of control of subsidiaries and business transfer	9	—	(27,551)
(Gain)/loss on financial assets at fair value through profit or loss	7,13	(2,133)	253
Impairment loss of property and equipment	19,20	—	685
Impairment loss of right-of-use assets	19,20	—	4,179
Impairment loss of other intangible assets	20	83	1,807
Share of loss of associates and joint ventures		9,567	10,658
Dilution gains from changes in equity interest in associates and joint ventures	18	(1,819)	(1,026)
Loss on foreign currency transactions, net		166	828
Changes in:
Trade and other receivables		(2,877)	(17,427)
Contract assets	10	171	42
Inventories		(1,958)	(4,892)
Trade and other payables		5,720	14,912
Accrued expenses		(2,094)	(7,324)
Contract liabilities	10	527	8,021
Provisions		580	782
Post-employment benefits		1,143	1,015
Other current assets		(271)	(24,229)
Other current liabilities		9,804	17,776
Others	18	(576)	16,841

Cash used in operating activities		(425)	(2,953)

Interest received		387	191
Interest paid		(921)	(981)
Dividend received		134	446
Income taxes paid		(8,300)	(7,847)

Net cash used in operating activities		(9,125)	(11,144)

Cash flows from investing activities
Purchase of time deposits		(7,136)	(2,801)
Proceeds from maturities of time deposits		3,858	3,996
Purchase of equity investments	13	—	(5,724)
Proceeds from sales of equity investments		114	9,811
Investments in debt instruments		(9,748)	(1,711)
Proceeds from redemption or sales of debt instruments		2,869	9,302
Acquisition of property and equipment and intangible assets	5	(14,051)	(14,051)
Proceeds from sales of property and equipment and intangible assets		518	239
Investments in associates and joint ventures	18	(22,728)	(32,028)
Payments of guarantee deposits for the Japanese Payment Services Act		(2,744)	(3,874)
Return of guarantee deposits for the Japanese Payment Services Act		2,744	—
Payment of office security deposits		(773)	(1,499)
Refund of office security deposits		62	368
Payment of guarantee deposits	7	(5,733)	(700)
Refund of guarantee deposits		—	1,245
Payment for loan receivables		(31)	(4,618)
Collection of loan receivables		338	35
Cash disposed on loss of control of subsidiaries and business transfer	9	—	(10,917)
Others		(31)	(4,911)

Net cash used in investing activities		(52,472)	(57,838)

Cash flows from financing activities
Repayment of lease liabilities		(6,553)	(8,181)
Proceeds from short-term borrowings		1,000	5,000
Repayment of short-term borrowings		(1,001)	(101)
Repayment of long-term borrowings		(2)	(1)
Payments of common shares issuance costs		(3)	(11)
Proceeds from exercise of stock options		356	5,839
Payment of distributions to non-controlling interests		(1,669)	—
Payment for acquisition of interest in subsidiaries from non-controlling interests		(404)	—
Capital contribution from non-controlling interests	17	13,476	9,947
Proceeds from disposal of treasury shares	14	1,048	6,694
Others		(1)	(52)

Net cash provided by financing activities		6,247	19,134

Net decrease in cash and cash equivalents		(55,350)	(49,848)

Cash and cash equivalents at the beginning of the interim reporting period		256,978	217,345
Effect of exchange rate fluctuations on cash and cash equivalents		(1,349)	(680)

Cash and cash equivalents at the end of the interim reporting period		200,279	166,817

(6) Notes to Interim Condensed Consolidated Financial Statements - Unaudited

1.	Reporting Entity

LINE Corporation (the “Company”) was incorporated in September 2000 in Japan in accordance with the Companies Act of Japan under the name Hangame Japan Corporation to provide online gaming services. The Company changed its name to NHN Japan Corporation in August 2003, and subsequently changed its name to LINE Corporation in April 2013. The Company is a subsidiary of NAVER Corporation (“NAVER”), formerly NHN Corporation, which is domiciled in Korea. NAVER is the Company and its subsidiaries’ (collectively, the “Group”) ultimate parent company. The Company’s head office is located at 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, Japan.

The Company listed shares of its common shares in the form of American depositary shares on the New York Stock Exchange and shares of its common shares on the Tokyo Stock Exchange.

The Group operates a core business and a strategic business. The Core business mainly consists of advertising services, communication and content sales. The Strategic business includes Fintech business such as the LINE Pay service, AI business and commerce business, such as LINE Friends. Refer to Note 4 Segment Information for further details.

2.	Basis of Preparation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2019.

The unaudited interim condensed consolidated financial statements were approved by Representative Director and President, Takeshi Idezawa, and Director and Chief Financial Officer, In Joon Hwang on November 6, 2020.

The Group meets the criteria of a “specified company” defined under Article 1-2 of the Ordinance on QCFS.

The preparation of the unaudited interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the unaudited interim condensed consolidated financial statements, as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates and assumptions are reviewed by management on a regular basis. The effects of a change in estimates and assumptions are recognized in the period of the change or in the period of the change and future periods.

Intercompany balances and transactions have been eliminated upon consolidation.

3.	Significant Accounting Policies

The significant accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019.

The adoption of new and revised IFRS issued by the International Accounting Standards Board that are mandatorily effective for an accounting period that begins on or after January 1, 2020 had no significant impact on the Group’s unaudited interim condensed consolidated financial statements as of September 30, 2019 and 2020 and for the nine-month periods then ended, as well as annual consolidated financial statements for the year ended December 31, 2019.

In addition, the new and revised standards and interpretations that have been issued but are not yet effective have not been adopted early by the Group.

4.	Segment Information

The Group identifies operating segments based on the internal report regularly reviewed by the Group’s Chief Operating Decision Maker to make decisions about resources to be allocated to segments and to assess performance. An operating segment of the Group is a component for which discrete financial information is available. The Chief Operating Decision Maker has been identified as the Company’s board of directors. No operating segments have been aggregated to form the reportable segments.

Under the corporate strategy to allocate the resources generated from the Core business to the Strategic business, the Company’s board of directors individually assesses the business performance of the Core business based on revenue and profitability growth and assesses the business performance of the Strategic business based on profitability as well as important non-financial KPIs such as expansion of the user base.

(1)	Description of Reportable Segments

The Group’s reportable segments are as follows:

Core business segment	The Core business segment mainly consists of advertising service, communication and content. Advertising services mainly include display advertising, account advertising, and other advertising. Display advertising provides advertisements on services such as LINE NEWS. Account advertising mainly includes LINE Official Accounts and Sponsored Stickers. Other advertising mainly includes advertisements on services such as livedoor Blog, NAVER Matome and advertisements appearing on LINE Part-Time Job. Communication mainly includes LINE Stickers. Content mainly includes LINE GAME.
Strategic business segment	The Strategic business segment consists of Fintech services such as LINE Pay service, and other services such as AI, LINE Friends, and E-commerce.

(2)	Profit or Loss for the Group’s reportable segments

The Group’s operating profit or loss for each segment is prepared in the same method as used in the consolidated financial statements, except that certain items such as other operating income and share-based compensation expenses are included in corporate adjustments. Also, IT development expenses and indirect expenses such as department management fees are allocated based on the information such as the hours of service provided, the number of server infrastructures used to provide the service, or the percentage of revenues. As the Company’s board of directors uses the information after eliminating intercompany transactions for their performance assessment, there is no adjustment between segments.

For the nine-month period ended September 30, 2019

(In millions of yen)
	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	144,881	21,821	166,702	—	166,702
Segment profit/(loss)(2)	24,959	(52,412)	(27,453)	(68)	(27,521)
Depreciation and amortization expenses	10,464	5,860	16,324	—	16,324

(1)	Corporate adjustments include other operating income and expenses such as share-based compensation expenses.
(2)	The amount of Segment profit/(loss) is equivalent to (loss)/profit from operating activities on the Interim Condensed Consolidated Statement of Profit or Loss.

For the nine-month period ended September 30, 2020

(In millions of yen)
	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	155,795	24,445	180,240	—	180,240
Segment profit/(loss)(2)	34,561	(50,080)	(15,519)	22,688	7,169
Depreciation and amortization expenses	12,697	7,084	19,781	—	19,781

(1)

Corporate adjustments include other operating income and expenses such as share-based compensation expenses. Other operating income includes the gain on loss of control of subsidiaries and business transfer. Refer to Note 9 Supplemental Cash Flow Information for further details.

(2)	The amount of Segment profit/(loss) is equivalent to (loss)/profit from operating activities on the Interim Condensed Consolidated Statement of Profit or Loss.

The reconciliation of Segment (loss)/profit to loss before tax from continuing operations is as follows:

For the nine-month periods ended September 30,

(In millions of yen)
	2019	2020
Segment (loss)/profit	(27,521)	7,169
Finance income	400	233
Finance costs	(1,459)	(1,525)
Share of loss of associates and joint ventures	(9,567)	(10,658)
Loss on foreign currency transactions, net	(237)	(1,395)
Other non-operating income	2,347	1,468
Other non-operating expenses(1)	(187)	(19,441)

Loss for the period before tax from continuing operations	(36,224)	(24,149)

(1)

Other non-operating expenses for the nine-month period ended September 30, 2020 include the impairment of investments in associates of 17,101 million yen. Refer to Note 18 Investment in Associates and Joint Ventures for further details.

The above items are not allocated to individual segments as these are managed on an overall group basis.

(3)	Revenues from Major Services

The Group’s revenues from continuing operations from its major services for the nine-month periods ended September 30, 2019 and 2020 are as follows.

Revenues recognized at a point in time mainly consist of revenues from LINE Friends.

For the nine-month periods ended September 30,

(In millions of yen)
	2019	2020
Core business
Advertising
Display advertising(1)	34,640	50,936
Account advertising(2)	46,261	43,759
Other advertising(3)	10,200	5,762

Sub-total	91,101	100,457

Communication, content, and others
Communication(4)	21,549	22,727
Content(5)	28,694	30,679
Others	3,537	1,932

Subtotal	53,780	55,338

Core business total	144,881	155,795

Strategic business
Friends(6)	14,048	8,000
Others(7)	7,773	16,445

Strategic business total	21,821	24,445

Total	166,702	180,240

(1)	Revenues from display advertising primarily consisted of fees from advertisement on services such as Timeline, Smart Channel and LINE NEWS.
(2)	Revenues from account advertising primarily consisted of fees from LINE Official Accounts, Sponsored Stickers, and LINE Points.
(3)	Revenues from other advertising were mainly attributable to advertising revenue from livedoor, NAVER Matome, and LINE Part-Time Job.
(4)	Revenues from communication were mainly attributable to sales of LINE Stickers and Creator Stickers.
(5)	Revenues from content primarily consisted of sales of LINE GAME’s virtual items.
(6)	Friends primarily consisted of revenues from sales of character goods.
(7)	Others primarily consisted of revenues from E-commerce.

5.	Property and Equipment

During the nine-month periods ended September 30, 2019 and 2020, the Group acquired property and equipment with a cost of 8,157 million yen and 9,936 million yen, respectively. During the nine-month period ended September 30, 2019, such additions mainly consisted of server infrastructure in the amount of 3,317 million yen, and furniture and fixtures related to the increase in office space in the amount of 4,421 million yen. Such additions during the nine-month period ended September 30, 2020 mainly consisted of server infrastructure in the amount of 7,736 million yen, and leasehold improvements related to the increase in office space in the amount of 1,196 million yen.

Contractual commitments for the acquisition of property and equipment as of December 31, 2019 and September 30, 2020 were 1,047 million yen and 1,816 million yen, respectively.

6.	Income Taxes

The Group’s tax provision for interim periods is determined using an estimate of the Group’s annual effective tax rate, adjusted for discrete items arising during the periods. In each quarter, the Group updates the estimate of the annual effective tax rate, and if the estimated annual tax rate changes, the Group makes a cumulative adjustment in that quarter.

The effective tax rate for the nine-month period ended September 30, 2019 of (1.7)% differed from the Japanese statutory tax rate of 31.7% for the year ended December 31, 2018. The effective income tax rate of (1.7)% was primarily due to pre-tax losses recorded by subsidiaries as well as associates and joint ventures on a standalone basis for which the related tax benefits could not be recognized due to deferred tax assets that were not expected to be realized within a foreseeable period, whereas pre-tax losses were recorded on interim condensed consolidated statement of profit or loss for the nine-month period ended September 30, 2019.

The effective tax rate for the nine-month period ended September 30, 2020 of (48.4)% differed from the Japanese statutory tax rate of 31.5% for the year ended December 31, 2019. The effective income tax rate of (48.4)% was primarily due to pre-tax losses recorded by subsidiaries as well as associates and joint ventures on a standalone basis for which the related tax benefits could not be recognized due to deferred tax assets that were not expected to be realized within a foreseeable period, whereas pre-tax losses were recorded on interim condensed consolidated statement of profit or loss for the nine-month period ended September 30, 2020.

The effective tax rate for the nine-month period ended September 30, 2020 was (48.4)% as compare to (1.7)% for the nine-month period ended September 30, 2019. This change was mainly attributable to the increase in the impact on effective tax rate against the consolidated quarterly pre-tax loss due to the pre-tax loss recorded by certain subsidiaries that could not recognize tax benefits of deferred tax assets, impairments recognized in relation to investments in associates and the share of loss of associates and joint ventures.

7.	Financial Assets and Financial Liabilities

The carrying amounts and fair value of financial instruments, except for cash and cash equivalents, by line item in the Interim Condensed Consolidated Statement of Financial Position and by category as defined in IFRS 9 Financial Instrument, as of December 31, 2019 and September 30, 2020 respectively, are as follows:

Fair value is not disclosed for those financial instruments which are not measured at fair value in the Interim Condensed Consolidated Statement of Financial Position, and whose fair value approximates their carrying amount due to their short-term and/or variable-interest bearing nature. Refer to Note 13 Fair Value Measurements for more detail of financial instruments that are measured at fair value.

(In millions of yen)
	December 31, 2019		September 30, 2020
	Book value	Fair value	Book value	Fair value
Financial assets
Trade and other receivables
Financial assets at amortized cost	42,680		50,496

Other financial assets, current
Financial assets at amortized cost
Time deposits	3,577		2,180
Short-term loans(1)	1,378		16,774
Corporate bonds and other debt instruments(2)	70	70	220	221
Guarantee deposits(1)(2)(3)	7,929		13,685
Office security deposits	245		412
Others(1)	718		9,860
Financial assets at FVOCI(4)	6,019	6,019	2,509	2,509
Financial assets at fair value through profit or loss(1)(3)(5)	181	181	407	407

Total	20,117		46,047

Other financial assets, non-current
Financial assets at amortized cost
Corporate bonds and other debt instruments(2)	210	214	60	61
Guarantee deposits(1)(2)	57	57	3,931	3,931
Office security deposits	9,379	9,266	10,239	10,192
Others(1)	100	100	149	149
Financial assets at FVOCI(4)	21,672	21,672	14,860	14,860
Financial assets at fair value through profit or loss(5)	20,319	20,319	21,570	21,570

Total	51,737		50,809

(In millions of yen)
	December 31, 2019		September 30, 2020
	Book value	Fair value	Book value	Fair value
Financial liabilities
Trade and other payables
Financial liabilities at amortized cost	43,710		49,987

Corporate bonds, current(7)	—	—	143,393	144,562

Other financial liabilities, current
Financial liabilities measured at amortized cost
Deposits received	20,237		26,295
Short-term borrowings(6)	23,207		28,094
Others(1)	1,321		8,823
Financial liabilities at fair value through profit or loss(1)(3)	61	61	167	167

Total	44,826		63,379

Corporate bonds, non-current(7)	142,851	144,254	—	—

Other financial liabilities, non-current
Financial liabilities at amortized cost
Office security deposits received under sublease agreement	16	16	1	1
Others	122		24
Financial liabilities at fair value through profit or loss
Put option liabilities	224	224	324	324

Total	362		349

(1)	These amounts include financial assets or financial liabilities related to the Fintech business.
(2)

The Group is in the compliance with requirements of the Japanese Payment Service Act, where a certain amount of money defined in the act has to be secured, either by depositing or entrusting a cash reserve or government bonds with the Legal Affairs Bureau, or by concluding a guarantee contract with a financial institution. If additional deposits are made, they are recorded as guarantee deposits. If guarantee contracts are entered into, guarantee fees equal to the contractual amount times a guarantee fee rate is incurred. The Group had deposited investments in Japanese government bonds of 280 million yen as of December 31, 2019 and 280 million yen as of September 30, 2020, respectively, which the Group intends to hold until maturity for this purpose. In addition, the Group had credit guarantee contracts with banks for 33,500 million yen with a weighted average guarantee fee rate of 0.1% and for 33,829 million yen with a weighted average guarantee fee rate of 0.1% as of December 31, 2019 and September 30, 2020, respectively, to comply with the Japanese Payment Services Act.

(3)

The Group conducts derivatives instruments investment for investment purposes, and is investing in such transactions as currency, interest rate, commodity futures transactions. In connection with these transactions, it has made deposit of 3,065 million yen and 2,677 million yen to securities brokerage firms as of December 31, 2019 and September 30, 2020, respectively. Impact of the derivatives investments for investment purpose on loss before tax from continuing operations for the nine-month periods ended September 30, 2019 and 2020 were 675 million yen in gain and 470 million yen in loss, respectively. The Group recognized financial assets at fair value through profit or loss of 95 million yen and 76 million yen, and financial liabilities at fair value through profit or loss of 61 million yen and 64 million yen as a result of fair value measurement as of December 31, 2019 and as of September 30, 2020, respectively.

(4)

An impairment loss of 1 million yen and an impairment gain of 14 million yen were recognized for debt instruments of financial assets at FVOCI for the nine-month periods ended September 30, 2019 and 2020, respectively.

(5)

A valuation gain of 1,411 million yen and 276 million yen were recognized for financial assets at fair value through profit or loss for the nine-month periods ended September 30, 2019 and 2020, respectively.

(6)	The weighted average interest rate of the remaining outstanding short-term borrowings as of December 31, 2019 and September 30, 2020 was 0.1% and 0.2%, respectively.
(7)

During the year ended December 31, 2018, I. Euro-yen convertible bonds with stock acquisition rights due to overseas public offering of 37,494.5 million yen (Zero coupon convertible bonds due September 2023) and II. 37,494.5 million yen (Zero coupon convertible bonds due September 2025) were issued. The Group also issued Euro-yen convertible bonds with stock acquisition rights through two of the separate third-party allotments to NAVER Corporation, amounted to III. 37,494.5 million yen (Zero coupon convertible bonds due September 2023) and IV. 37,494.5 million yen (Zero coupon convertible bonds due September 2025). At initial recognition, the book value of the liability component of the convertible bonds with stock acquisition rights is the fair value of discounted future cash flows of the bonds at a rate of similar debt instruments taking into account the Company’s credit risk excluding the transaction costs from issuing the bonds. The difference between the fair value of the entire convertible bonds with stock acquisition rights and the fair value of the liability component is allocated to the conversion option as the equity component at the amount excluding the transaction costs as well as income taxes. The Group recognized a liability of 141,932 million yen and an equity component of 4,175 million yen at initial recognition. After initial recognition, the liability component is measured at amortized cost using the effective interest method, whilst the equity component is not remeasured subsequently. The book value of the liability of the convertible bonds with stock acquisition rights as of September 30, 2020 amounted to 143,393 million yen, which is the summation of the book value of the liability as of December 31, 2019 and the interest expense of 542 million yen. There are no financial covenants on the corporate bonds that cause a material disadvantage.

Furthermore, the joint tender offers by SoftBank Corp. (“SoftBank”) and NAVER J. Hub Corporation (“NAVER J. Hub”), which is a wholly-owned subsidiary of NAVER Corporation, the controlling shareholder of the Company, for the purpose of acquiring all outstanding shares of common stock of the Company (the “Common Shares”), share options, convertible bonds with stock acquisition rights and American depositary shares (the “ADS”) were carried out from August to September 2020. The terms and conditions of the convertible bonds with stock acquisition rights (the “Terms”) require the early redemption in the event a tender offer for the Common Shares is launched with the intent of delisting the Common Shares, and any Common Shares are acquired through such tender offer. The aforementioned joint tender offers constitute such a tender offer with the intent of delisting, as provided for in the Terms, and such joint tender offers have settled. Accordingly, the convertible bonds with stock acquisition rights will be redeemed within one year, which is before maturity. The convertible bonds with stock acquisition rights are presented in current liabilities as of September 30, 2020.

On September 30, 2020, the Company entered into a syndicated loan agreement (a term loan with committed period) with twenty two participating financial institutions, with Sumitomo Mitsui Banking Corporation, BNP Paribas and Mizuho Bank, Ltd., acting as arrangers, and Mizuho Bank, Ltd. acting as an agent, to finance the early redemption of the convertible bonds with stock acquisitions rights. There was no outstanding loan payable in associated with the syndicated loan agreement as of September 30, 2020.

The outline of the syndicated loan agreement as of September 30, 2020 as follows:

	(in millions of yen)
	Tranche A	Tranche B	Tranche C	Tranche D(1)	Total
Agreed credit line amount Commitment period
October 23, 2020 to March 31, 2021	74,300	68,600	5,700	—	148,600
From the loan disbursement date of Tranche C until date of the completion of the business integration(2)	—	—	—	5,700	5,700

Maturity date	First anniversary of the loan disbursement date	Third anniversary of the loan disbursement date	Date of the completion of the business integration	Maturity date of Tranche B	—

Interest rate	TIBOR +0.5%	TIBOR +0.75%	TIBOR +0.5%	TIBOR +0.5%	—

(1)	The financing from Tranche D will be used to refinance Tranche C.
(2)

The business integration between the Company and Z Holdings Corporation pursuant to the business integration agreement entered into on December 23, 2019. The integration is expected to be completed around March 2021.

The financial covenants contained within the syndicated loan agreement are as follows:

-

For the fiscal year ending December 31, 2020 and thereafter, the Company shall maintain net assets on the Consolidated Statement of Financial Position at the end of each fiscal year of no less than 75% of its net assets at the end of the immediately preceding fiscal year.

-

The Company shall not record operating loss and net loss on a consolidated basis (provided that any costs and expenses associated with the business integration (2) (limited to those deducted from operating income) and expenses which are reasonably regarded as one-time expenses shall be added back) for the latest twelve months in any two consecutive assessments, which will be performed at the end of fiscal year and at the end of first six-month period. The assessments commence at the end of the first six-month period during the fiscal year ending in December 2021 (if the Company changes its fiscal year end to the last day of March by then, the relevant date shall be moved forward to the end of the first six-month period during the fiscal year ending in March 2022).

The initial assessment to comply with the covenants shall be carried out at the end of the six-month period in June 2021 (if the Company changes its fiscal year end to the last day of March by then, at the end of the first six-month period ending in September 2021) and immediately following fiscal year end.

8.	Issued Capital and Reserves

(1) Shares issued

The movements of shares issued for the nine-month period ended September 30, 2020 are as follows:

	Number of Common Shares issued (Share capital with no-par value)	Share capital (In millions of yen)
January 1, 2020	241,133,142	96,737
Exercise of stock options(1)	2,582,400	4,904

September 30, 2020	243,715,542	101,641

(1)	Refer to Note 14 Share-Based Payments for further details.

(2)	Share premium

The movements in share premium for the nine-month period ended September 30, 2019 are as follows:

				(In millions of yen)
	Share-based payments(1)	Common control business combinations	Others(2)	Share premium total
January 1, 2019	10,717	(194)	108,103	118,626
Share-based payments	1,111	—	—	1,111
Exercise of stock options	(695)	—	580	(115)
Forfeiture of stock options	(51)	—	—	(51)
Cost related to issuance of common shares(3)	—	—	(2)	(2)
Changes in interest in subsidiaries	—	—	221	221
Disposal of treasury shares	(461)	—	14	(447)

September 30, 2019	10,621	(194)	108,916	119,343

The movements in share premium for the nine-month period ended September 30, 2020 are as follows:
				(In millions of yen)
	Share-based payments(1)	Common control business combinations	Others(2)	Share premium total
January 1, 2020	6,703	(194)	114,790	121,299
Share-based payments	2,664	—	—	2,664
Exercise of stock options	(4,552)	—	5,486	934
Forfeiture of stock options	(13)	—	—	(13)
Cost related to issuance of common shares(3)	—	—	(7)	(7)
Disposal of treasury shares	(962)	—	1,360	398

September 30, 2020	3,840	(194)	121,629	125,275

(1)	Refer to Note 14 Share-Based Payments for further details.
(2)	Resulted mainly from capital reserve requirements under the Companies Act of Japan.
(3)	Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects.

9.	Supplemental Cash Flow Information

During the nine-month period ended September 30, 2019

Not applicable.

During the nine-month period ended September 30, 2020

Loss of control over LINE Digital Frontier Corporation

The Company transferred its shares of LINE Digital Frontier Corporation, a former consolidated subsidiary of the Group, to Webtoon Entertainment Inc. in August 2020 in exchange for the shares of Webtoon Entertainment Inc. as consideration. As a result, the Group’s ownership ratio in Webtoon Entertainment Inc. became 33.4%. Accordingly, Webtoon Entertainment Inc. and LINE Digital Frontier Corporation are accounted for as associates under the equity method rather than as consolidated subsidiaries.

The assets and liabilities pertaining to LINE Digital Frontier Corporation and its subsidiary upon deconsolidation and the gain recognized due to the loss of control of the subsidiaries are presented below:

(In millions of yen )
Current assets	18,474
Cash and cash equivalents(1)	9,097
Trade and other receivables	9,170
Inventories	23
Other current assets	184
Non-current assets	688
Current liabilities	(8,594)
Non-current liabilities	(4)
Non-controlling interests	(3,143)

Subtotal	7,421

Fair value received by the Group	16,898

Gain on loss of control of subsidiaries and business transfer(2)	9,477

(1)	This amount is included in Cash disposed on loss of control of subsidiaries and business transfer on the Group’s Interim Condensed Consolidated Statement of Cash Flows.
(2)	This amount is included in other operating income on the Interim Condensed Consolidated Statement of Profit or Loss for the period ended September 30, 2020.

Loss of control over LINE Man Corporation PTE. LTD

LINE Man Corporation PTE. LTD, a former consolidated subsidiary of the Group, executed an absorption-type merger with Wongai Media Pte. Ltd and issued new shares through a third-party allotment, concurrently in September 2020. As a result, the Group’s ownership ratio in LINE Man Corporation PTE. LTD decreased from 100% to 43.1%, resulting in LINE Man Corporation PTE. LTD being accounted for as an associate under the equity method rather than as consolidated subsidiary.

The assets and liabilities pertaining to LINE Man Corporation PTE. LTD and its subsidiary upon deconsolidation and the gain recognized due to the loss of control of the subsidiaries are presented below.

(In millions of yen )
Current assets	5,629
Cash and cash equivalents(1)	1,820
Trade and other receivables	199
Other current assets	3,610
Non-current assets	452
Current liabilities	(6,989)
Non-current liabilities	(16)
Other comprehensive income	(46)
Non-controlling interests	707

Subtotal	(263)

Fair value of investment owned by the Group	17,811

Gain on loss of control of subsidiaries and business transfer(2)	18,074

(1)	This amount is included in Cash disposed on loss of control of subsidiaries and business transfer on the Group’s Interim Condensed Consolidated Statement of Cash Flows.
(2)	This amount is included in other operating income on the Interim Condensed Consolidated Statement of Profit or Loss for the period ended September 30, 2020.

10.	Revenue from contracts with customers

The Group has recognized the following amounts relating to revenue in the Interim Condensed Consolidated Statement of Profit or Loss for the nine-month periods ended September 30, 2019 and 2020:

	(In millions of yen)
	2019	2020
Revenue from contracts with customers
Revenue(1)	166,702	180,240
Other operating income: virtual credits breakage income	320	411

	167,022	180,651

Revenue from other sources
Other operating income(2)	2,577	29,336

(1)	Refer to Note 4 Segment Information for further details of revenue by service.
(2)	Refer to Note 9 Supplemental Cash Flow Information for further details of major components of other operating income.

Trade and other receivables, contract assets and liabilities:

	(In millions of yen)
	December 31, 2019	September 30, 2020
Trade and other receivables	42,680	50,496
Contract assets(1)	241	199

Contract liabilities, current
Unsatisfied performance obligations(2)(3)	13,172	15,088
Virtual credits(4)	12,580	13,077

Total contract liabilities, current	25,752	28,165

Contract liabilities, non-current
Unsatisfied performance obligations(3)	—	5,366

Total contract liabilities, non-current	—	5,366

(1)

Contract assets mainly consists of transactions related to the advertising contracts in which the revenues from these transactions are recognized over time by measuring the progress towards completion of satisfaction of the performance obligations.

(2)

Unsatisfied performance obligations will be fulfilled mainly within a year. Therefore, the transaction price allocated to unsatisfied contract is not disclosed, based on the practical expedient as permitted under IFRS 15.

(3)

The Company entered into a license agreement on intellectual property (“the Agreement“) with WORKS MOBILE Corporation, a consolidated subsidiary of NAVER that is the parent of the Group, during the three-month period ended June 30, 2020. As a result, the Company recognized unsatisfied performance obligations and the transaction price allocated to unsatisfied contract is 5,727 million yen. The revenue related to the unsatisfied performance obligations is recognized on a straight-line basis over 20 years.

(4)	The timing of transfer of goods or services related to virtual credits is determined at the customer’s discretion.

Revenues recognized for the nine-month periods ended September 30, 2019 and 2020 in relation to contract liabilities which were outstanding as of January 1, 2019 and 2020 are as follow:

For the nine-month periods ended September 30,

		(In millions of yen)
	2019	2020
Unsatisfied performance obligation	10,107	9,880
Virtual credits	9,036	9,485

The Group recorded contract costs of 2,038 million yen and 1,985 million yen as of December 31, 2019 and September 30, 2020, respectively, on the Interim Condensed Consolidated Statement of Financial Position and amortization expenses of such assets during the nine-month period ended September 30, 2019 and 2020 was 2,261 million yen and 1,801 million yen, respectively.

11.	Discontinued Operations

On February 12, 2016, the board of directors approved the abandonment of the MixRadio segment which was liquidated on May 20, 2020. The operation of the MixRadio business was classified as a discontinued operation on March 21, 2016, when the abandonment took effect.

The operating results and cash flow information of the discontinued operations for the nine-month periods ended September 30, 2019 and 2020 were immaterial.

12.	Earnings per Share

The loss for the period and the weighted average number of shares used in the calculation of earnings per share are as follows:

For the nine-month periods ended September 30,

(In millions of yen, except number of shares)
	2019	2020
Loss for the period attributable to the shareholders of the Company from continuing operations	(33,960)	(29,185)
Loss for the period attributable to the shareholders of the Company from discontinued operations	(1)	—

Total loss for the period attributable to the shareholders of the Company for basic and diluted earnings per share	(33,961)	(29,185)

Weighted average number of total common shares	240,752,246	241,698,481
Weighted average number of total treasury shares	(1,732,226)	(1,140,841)

Weighted average number of common shares for basic earnings per share	239,020,020	240,557,640

Effect of dilution:
Stock options	—	—
Employee Stock Ownership Plan (J-ESOP)	—	—
Convertible bonds with stock acquisition rights	—	—

Weighted average number of total common shares adjusted for the effect of dilution	239,020,020	240,557,640

For the three-month periods ended September 30,

(In millions of yen, except number of shares)
	2019	2020
Loss for the period attributable to the shareholders of the Company from continuing operations	(7,341)	(9,022)
Loss for the period attributable to the shareholders of the Company from discontinued operations	(1)	—

Total loss for the period attributable to the shareholders of the Company for basic and diluted earnings per share	(7,342)	(9,022)

Weighted average number of total common shares	240,918,120	242,376,680
Weighted average number of total treasury shares	(1,575,937)	(858,877)

Weighted average number of common shares for basic earnings per share	239,342,183	241,517,803

Effect of dilution:
Stock options	—	—
Employee Stock Ownership Plan (J-ESOP)	—	—
Convertible bonds with stock acquisition rights	—	—

Weighted average number of total common shares adjusted for the effect of dilution	239,342,183	241,517,803

In calculating diluted earnings per share, share options and other potential shares are taken into account where their impact is dilutive.

Outstanding stock options, employee stock ownership plan (J-ESOP) and convertible bonds with stock acquisition rights, equivalent to 27,895,471 common shares as of September 30, 2019, were excluded from the potential common shares used in the calculation of diluted earnings per share for three and nine-month periods ended September 30, 2019, as they had an anti-dilutive impact on loss per share from continuing operations.

Outstanding stock options and convertible bonds with stock acquisition rights, equivalent to 29,259,688 common shares as of September 30, 2020, were excluded from the potential common shares used in the calculation of diluted earnings per share for three and nine-month periods ended September 30, 2020, as they had an anti-dilutive impact on loss per share from continuing operations.

The Company granted 22,644 stock options to the Company’s employees, and 25,582 stock options to employees of the subsidiaries on April 28, 2020 as a grant date. Upon exercise of those stock options, common shares of 4,822,600 will be newly issued.

13.	Fair Value Measurements

(1)	Fair value hierarchy

The Group referred to the levels of the fair value hierarchy for financial instruments measured at fair value on the Interim Condensed Consolidated Statement of Financial Position based on the following inputs:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

•

Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3 inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions that market participants would use in establishing a price.

Transfers between levels of the fair value hierarchy are recognized as if they have occurred at the beginning of the reporting period.

(2)	Fair value measurements by fair value hierarchy

Assets and liabilities measured at fair values on a recurring basis in the Interim Condensed Consolidated Statement of Financial Position as of December 31, 2019 and September 30, 2020 are as follows:

(In millions of yen)

December 31, 2019	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	172	3,016	17,312	20,500
Financial assets at FVOCI
Equity instruments	6,750	—	2,898	9,648
Debt instruments	—	18,043	—	18,043

Total	6,922	21,059	20,210	48,191

Financial liabilities at fair value through profit or loss
Put option liabilities	—	—	224	224
Other	61	—	—	61

Total	61	—	224	285

(In millions of yen)

September 30, 2020	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	195	3,319	18,463	21,977
Financial assets at FVOCI
Equity instruments	—	—	8,622	8,622
Debt instruments	—	8,747	—	8,747

Total	195	12,066	27,085	39,346

Financial liabilities at fair value through profit or loss
Put option liabilities	—	—	324	324
Other	80	87	—	167

Total	80	87	324	491

There have been no transfers among Level 1, Level 2 and Level 3 during the year ended December 31, 2019 and nine-month period ended September 30, 2020, except for the transfer from Level 3 to Level 1 as described in (3) below.

During the nine-month periods ended September 30, 2019 and 2020, the Group sold financial assets at FVOCI. The cumulative gain on sales of these financial instruments amounted to 46 million yen and 4,370 million yen, for the respective periods.

(3)	Reconciliations from the opening balance to the closing balance of financial instruments categorized within Level 3 are as follows:

(In millions of yen)

	2019			2020
	Financial assets at fair value through profit or loss	Financial assets at FVOCI	Put option liabilities	Financial assets at fair value through profit or loss	Financial assets at FVOCI	Put option liabilities
Fair value as of January 1	10,261	6,505	(296)	17,312	2,898	(224)
Total gain/(loss) for the period:
Included in profit or loss(1)	1,415	—	32	175	—	(100)
Included in other comprehensive income(2)	—	764	—	—	578	—

Comprehensive income/(loss)	1,415	764	32	175	578	(100)
Purchases	3,771	—	(28)	1,711	5,662	—
Sales and settlements	—	(136)	—	(20)	(496)	—
Other	(184)	176	8	(511)	(2)	—
Transfer to Level 1(3)	—	(3,000)	—	—	—	—
Effect of exchange rate changes	(70)	(9)	0	(204)	(18)	—

Fair value as of September 30	15,193	4,300	(284)	18,463	8,622	(324)

(1)	These amounts are included in Other non-operating income or Other non-operating expenses in the Group’s Interim Condensed Consolidated Statement of Profit or Loss.
(2)	These amounts are included in Net changes in fair value of equity instruments at FVOCI in the Group’s Interim Condensed Consolidated Statement of Comprehensive Income.
(3)

During the year ended December 31, 2019, the issuing company of an equity instrument was listed on Tokyo Stock Exchange Mothers. Accordingly, such equity instrument was transferred from Level 3 to Level 1.

(4)	Valuation techniques and inputs

Assets and liabilities measured at fair value on a recurring basis in the Interim Condensed Consolidated Statements of Financial Position

Financial asset at fair value through profit or loss

Financial assets at fair value through profit or loss categorized within Level 2 primarily consist of financial assets invested in investment trusts and exchange forward contracts. Such investment trusts are measured at fair value using the price presented by the financial institutions. Exchange forward contracts are measured at fair value using the quoted prices of similar agreement.

Financial assets at fair value through profit or loss categorized within Level 3 primarily consist of private equity investment funds, preferred stock with conversion or redemption rights. Conversion right and redemption right of preferred stock were measured at fair value using a binomial option pricing model. In addition, private equity investment funds are measured at fair value based on the most recent available net asset value, and preferred stocks are measured at fair value based on the most recent transactions or the discount cash flow model.

Below is the quantitative information regarding the valuation technique and significant unobservable inputs used in measuring the fair value of financial asset at fair value through profit or loss categorized within Level 3, except for private equity investment funds as of December 31, 2019 and September 30, 2020:

Valuation technique	Significant unobservable input	December 31, 2019	September 30, 2020
Discount cash flow model	Discount rate	14.9%	17.0%
	Growth rate	1.0%	1.0%
Binomial option pricing model	Comparable listed companies’ average historical volatility	53.3% - 54.0%	60.4% - 66.2%
	Discount rate	1.4% - 1.6%	1.4%

A significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the unlisted equity securities, while a significant increase (decrease) in the growth rate would result in a higher (lower) fair value of the unlisted equity securities.

A significant increase (decrease) in the comparable listed companies’ average historical volatility would result in a higher (lower) fair value of the conversion right and redemption right of preferred stock, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the conversion right and redemption right of preferred stock.

Financial liabilities at fair value through profit or loss

The financial liabilities at fair value through profit or loss categorized within Level 3 are the put option liabilities that are options written on shares of subsidiaries, associates, and investments. Such put option liabilities are measured at fair value using mainly the Monte Carlo simulation.

Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain put option liabilities categorized within Level 3 as of December 31, 2019 and September 30, 2020:

Valuation technique	Significant unobservable input	December 31, 2019	September 30, 2020
Monte Carlo simulation	Comparable listed companies’ average historical volatility	43.6%	45.5%
	Discount rate	1.7%	1.4%

A significant increase (decrease) in the comparable listed companies’ average historical volatility would result in a higher (lower) fair value of the put option liabilities, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the put option liabilities.

Financial assets at fair value through other comprehensive income

Financial assets at FVOCI categorized within Level 2 mainly consist of bonds. Such bonds are measured at fair value using discounted cash flow model and using the observable input such as estimated yield rate when acquiring similar debt instruments.

Financial assets at FVOCI categorized within Level 3 mainly consist of unlisted equity securities. Such unlisted equity securities are measured at fair value based on the valuation models such as market approach model.

Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain unlisted equity securities categorized within Level 3 as of December 31, 2019 and September 30, 2020:

Valuation technique	Significant unobservable input	December 31, 2019	September 30, 2020
Market approach - Market comparable companies	Revenue multiple	1.4 - 13.3	1.4 - 16.0
	Liquidity discount	30.0%	18.4% - 31.7%

A significant increase (decrease) in the revenue multiple would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the liquidity discount would result in a lower (higher) fair value of the unlisted equity securities.

14.	Share-Based Payments

The Group has share-based payments as incentive plans for directors and employees.

(1)	Stock Option Plan

For the stock options granted during the years ended December 31, 2013, 2014, and 2015, each stock option represents the right to purchase 500 common shares at a fixed price for a defined period of time. For the stock options granted during the years ended December 31, 2017 and 2019, each stock option represents the right to purchase 100 common shares at a fixed price for a defined period of time.

The exercise price of stock options per share that were granted during the year ended December 31, 2013 is 344 yen, whereas that of those options, which were granted during the years ended December 31, 2014 and 2015, is 1,320 yen. The exercise price of stock options per share that were granted during the year ended December 31, 2017 is 4,206 yen. The exercise price of stock options per share that were granted during the year ended December 31, 2019 is 3,500 yen.

During the nine-month period ended September 30, 2020, the Company granted 48,226 stock options equivalent to 4,822,600 common shares. The exercise price of stock options per share that were granted during the nine-months ended September 30, 2020 is 3,500 yen.

The fair values of stock options granted during the years ended December 31, 2013, 2014, 2015, and 2017 are determined using the Black-Scholes model, and the fair values of stock options granted during the year ended December 31, 2019 are determined using the binomial option pricing model. The fair value of stock options granted during the nine-month period ended September 30, 2020 is determined using the binominal option pricing model.

Stock options granted during the years ended December 31, 2013, 2014 and 2015 vest after two years from the grant date and are exercisable for a period of eight years from the vesting date. Stock options granted during the year ended December 31, 2017 vest 25% of stock options per year from the grant date and are exercisable from the vesting date until July 18, 2027.

Stock options granted during the year ended December 31, 2019 are exercisable from the vesting date until July 8, 2029, where 20%, 30% and 50% of the stock options vest after three years, four years and five years from the grant date, respectively.

Stock options granted during the nine-month period ended September 30, 2020 are exercisable from the vesting date until July 8, 2029, where 20%, 30% and 50% of the stock options vest after 2.2 years, 3.2 years and 4.2 years from the grant date, respectively.

Conditions for vesting and exercising the stock options granted during the years ended December 31, 2013, 2014, 2015 and 2017, as well as the 23rd series of stock acquisition rights (“the 23rd stock option“) and 24th series of stock acquisition rights (“the 24th stock option“) granted during December 31, 2019, require that those who received the allotment of stock options continue to be employed by the Group from the grant date to the vesting date, and from the grant date to the exercise date, respectively, unless otherwise permitted by the board of directors.

Conditions for vesting and exercising the 22nd series of stock acquisition rights (“the 22nd stock option“) granted during the year ended December 31, 2019 require that those who received the allotment of stock options continue to be directors of the Group from the grant date to the vesting date, and from the grant date to the exercise date, respectively, unless otherwise permitted by the board of directors. When the Company’s common stock price meets the requirements in (i) to (iii) below, the stock option holder may exercise his/her rights up to the number of units listed in the following items:

(i) If, on any day from the day exactly three years after the grant date until the day exactly six years after the grant date, the average closing price in ordinary trading of the Company’s common shares on the Tokyo Stock Exchange during the ten-business-day period immediately preceding that day (excluding the day on which no ordinary trading of the Company’s common shares is executed; the same applies to the items in this paragraph) exceeds 7,518 yen (the “Standard Stock Price“): 20% of the total number of the stock acquisition rights.

(ii) If, on any day from the day exactly four years after the grant date until the day exactly seven years after the grant date, the average closing price in ordinary trading of the company’s common shares on the Tokyo Stock Exchange during the ten-business-day period immediately preceding that day (including the day itself) exceeds the Standard Stock Price: 30% of the total number of the stock acquisition rights.

(iii) If, on any day from the day exactly five years after the grant date until the day exactly eight years after the grant date, the average closing price in ordinary trading of the Company’s common shares on the Tokyo Stock Exchange during the ten-business-day period immediately preceding that day (including the day itself) exceeds the Standard Stock Price: 50% of the number of the stock acquisition rights.

Conditions for vesting and exercising the stock options granted during the nine-month period ended September 30, 2020 require that those who received the allotment of stock options continue to be directors of the Group, or to be employed by the Group, from the grant date to the vesting date, and from the grant date to the exercise date, respectively, unless otherwise permitted by the board of directors.

i.	Movements during the nine-month period ended September 30, 2020 are as follows:

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, outstanding stock options on a per-common-share basis during the period:

	Common Stock Options
	Number (shares)	WAEP (yen per share)
Outstanding at January 1, 2020	7,680,300	3,081
Granted during the period	4,822,600	3,500
Forfeited during the period	(189,900)	3,454
Exercised during the period(1)	(2,582,400)	2,261
Expired during the period	—	—

Outstanding at September 30, 2020	9,730,600	3,499

Exercisable at September 30, 2020	105,000	1,315

(1)	The weighted average share price at the date of exercise of these options was 5,398 yen.

ii.	The exercise price and the number of shares for options outstanding as of September 30, 2020 are as follows:

Grant dates	Exercise price (yen)	Number (Shares)
December 17, 2013	344	500
February 8, 2014	1,320	43,500
August 9, 2014	1,320	12,000
November 1, 2014	1,320	10,500
February 4, 2015	1,320	38,500
July 18, 2017	4,206	315,700
July 29, 2019	3,500	4,608,000
April 28, 2020	3,500	4,701,900

The weighted average remaining contractual life for the stock options outstanding as of September 30, 2020 was 8.7 years.

iii.	The following tables list the inputs to the models used for deriving the fair value of the stock options granted for the nine-month period ended September 30, 2020.

Grant date
April 28, 2020
Dividend yield	0.0%
Expected volatility	36.1%
Risk-free interest rate	(0.08)%
Expected life of stock options (years)	9.2
Exercise price (yen)	3,500
Fair value per common share at the grant date (yen)	5,290
Model used	Binominal option pricing model

The weighted average fair value of the stock options granted on April 28, 2020 was 2,714 yen per-common-share basis.

The expected volatility was derived from the daily volatility of the share price over the period from the listing date of the Company to November 13, 2019, the day before the release of our IR comment regarding the business integration with Z Holdings Corporation. Such volatility is assumed to be indicative of future trends, which may not necessarily be the actual outcome.

For the stock options granted on April 28, 2020, effects of early exercise were incorporated into the fair value measurement of the stock options based on expected employee turnover (annual turnover rate 8.72%), as grantees are the employees of the Group.

iv.

The Group has recognized 496 million yen and 2,809 million yen of share-based compensation expenses in the Interim Condensed Consolidated Statement of Profit or Loss for the nine-month periods ended September 30, 2019 and 2020, respectively.

(2)	Equity-settled Employee Stock Ownership Plan (J-ESOP)

The Group has a Group policy, the Regulations on Stock Compensation, which regulates an incentive for the employees in line with the stock price movement and for the purpose of securing excellent human resources and their long-term success.

In accordance with the Regulations on Stock Compensation, the Group has granted points equivalent to 262,069 shares, 26,946 shares, 260,133 shares, 48,651 shares and 161,172 shares to the employees of the Group on July 18, 2017, January 1, 2018, July 20, 2018, January 23, 2019 and July 29, 2019, respectively. The points vest once the employees who received the points satisfy the conditions under the Regulations on the Stock Compensation. As the points vest, the trust grants the Company’s shares equivalent to the number of points, which the trust owns, to the employees of the Company and its domestic subsidiaries.

Under the Regulations on Stock Compensation, the employees granted the points on July 18, 2017 are required to be employed by the Group until the vesting dates, which are set between April 1, 2018 and April 1, 2020. The employees granted the points on January 1, 2018 are required to be employed by the Group until the vesting dates, which are set between October 1, 2018 and October 1, 2020 and the employees granted the points on July 20, 2018 are required to be employed by the Group until the vesting dates, which are set between April 1, 2019 and April 1, 2021. The employees granted the points on January 23, 2019 are required to be employed by the Group until the vesting dates, which are set between October 1, 2019 and October 1, 2021. The employees granted the points on July 29, 2019 are required to be employed by the Group until the vesting dates, which are set between April 1, 2020 and April 1, 2022.

The Company is scheduled to delist the Common Shares pursuant to the business integration agreement on December 23, 2019, and the joint tender offers by SoftBank and NAVER J. Hub, which is a wholly-owned subsidiary of NAVER Corporation, the controlling shareholder of the Company, for the purpose of acquiring all outstanding Common Shares, share options, convertible bonds with stock acquisition rights and ADSs were carried out from August to September 2020.

In connection with the tender offer, the J-ESOP will be terminated based on the stock compensation trust agreement. As such, the Group accounted for the settlement of the J-ESOP under IFRS 2 Share-based Payment through the termination of the plan in September 2020 and all unvested points in the plan were vested. Furthermore, in connection with the settlement, all the treasury shares held by the trust for J-ESOP were sold for 4,908 million yen through the tender offer. Cash will be distributed to the Group’s employees due to the termination of Equity-settled J-ESOP.

i.	Movements during the nine-month period ended September 30, 2020 are as follows:

The following table illustrates the movements in outstanding points during the nine-month period ended September 30, 2020:

J-ESOP (Equity-settled)
Number Points(1)
Outstanding at January 1, 2020	460,591
Granted during the period	—
Forfeited during the period	(25,000)
Exercised during the period	(210,014)
Expired during the period	(512)
Settled during the period(2)	(225,065)

Outstanding at September 30, 2020	—

Exercisable at September 30, 2020	—

(1)	One point is equal to one share.
(2)

The number represents the points vested due to the settlement of the plan. The fair value of the share at the time of settlement was 5,380 yen and the shares equivalent to the remaining points vested will be distributed in cash at the fair value of the share to the Group’s employees in January 2021.

ii.

The Group’s J-ESOP does not have an exercise price as the employees receive the number of shares equivalent to the number of points. The weighted average remaining contractual life as of September 30, 2020 is not applicable as a result of the settlement.

iii.

In connection with Equity-settled J-ESOP, the Group recognized 688 million yen and 733 million yen of share-based compensation expenses in the Interim Condensed Consolidated Statement of Profit or Loss for the nine-month periods ended September 30, 2019 and 2020, respectively. The share-based compensation expenses for the nine-month period ended September 30, 2020 include expenses recognized based on the accelerated vesting period due to the settlement of the plan that otherwise would have been recognized over the original remaining vesting period.

(3)	Cash-settled Employee Stock Ownership Plan (J-ESOP)

In accordance with the Regulations on Stock Compensation, the Group has granted points equivalent to 567,056 shares, 58,660 shares, 543,733 shares, 90,744 shares and 306,452 shares to the employees of the Group on July 18, 2017, January 1, 2018, July 20, 2018, January 23, 2019 and July 29, 2019, respectively. The points vest once the employees who received the points satisfy the conditions under the Regulations on the Stock Compensation. As the points vest, the trust sells the shares of the Company, which are equivalent to the number of points in the market and distributes the cash obtained from the transaction to the employees.

Under the Regulations on Stock Compensation, the employees granted the points on July 18, 2017 are required to be employed by the Group until the vesting dates, which are set between April 1, 2018 and April 1, 2020. The employees granted the points on January 1, 2018 are required to be employed by the Group until the vesting dates, which are set between October 1, 2018 and October 1, 2020. The employees granted the points on July 20, 2018 are required to be employed by the Group until the vesting dates, which are set between April 1, 2019 and April 1, 2021. The employees granted the points on January 23, 2019 are required to be employed by the Group until the vesting dates, which are set between October 1, 2019 and October 1, 2021. The employees granted the points on July 29, 2019 are required to be employed by the Group until the vesting dates, which are set between April 1, 2020 and April 1, 2022.

The Company is scheduled to delist the Common Shares pursuant to the business integration agreement on December 23, 2019, and the joint tender offers by SoftBank and NAVER J. Hub, which is a wholly-owned subsidiary of NAVER Corporation, the controlling shareholder of the Company, for the purpose of acquiring all outstanding Common Shares, share options, convertible bonds with stock acquisition rights and ADSs were carried out from August to September 2020.

In connection with the tender offer, the J-ESOP will be terminated based on the stock compensation trust agreement. As such, the Group accounted for the settlement of the J-ESOP under IFRS 2 Share-based Payment through the termination of the plan in September 2020, and all the unvested points in the plan were vested. Furthermore, in connection with the settlement, all the treasury shares held by the trust for J-ESOP were sold for 4,908 million yen through the tender offer.

i.	Movements during the nine-month period ended September 30, 2020 are as follows:

The following table illustrates the movements in outstanding points during the nine-month period ended September 30, 2020:

J-ESOP (Cash-settled)
Number Points(1)
Outstanding at January 1, 2020	887,587
Granted during the period	—
Forfeited during the period	(54,649)
Exercised during the period	(411,491)
Expired during the period	(233)
Settled during the period(2)	(421,214)

Outstanding at September 30, 2020	—

Exercisable at September 30, 2020	—

(1)	One point is equal to one share.
(2)

The number represents the points vested due to the settlement of the plan. The fair value of the share at the time of settlement was 5,380 yen and the shares equivalent to the remaining points vested will be distributed in cash at the fair value of the share to the Group’s employees in January 2021.

ii.

The Group’s J-ESOP does not have an exercise price as the employees receive the amount of cash equivalent to the points. The weighted average remaining contractual life as of September 30, 2020 is not applicable as a result of the settlement.

iii.

In connection with Cash-settled J-ESOP, the Group recognized 1,335 million yen and 1,677 million yen of share-based compensation expenses in Interim Condensed Consolidated Statement of Profit or loss for nine-month periods ended September 30, 2019 and 2020, respectively. The share-based compensation expenses for the nine-month period ended September 30, 2020 include such expenses recognized based on the accelerated vesting period due to the settlement of the plan that otherwise would have been recognized over the original remaining vesting period.

iv.

The Group has respectively recognized 3,486 million yen of current liabilities associated with Cash-settled J-ESOP in the Interim Condensed Consolidated Statement of Financial Position as of September 30, 2020 whereas 1,849 million yen of current liabilities and 774 million yen of non-current liabilities as of December 31, 2019. Due to the settlement of the plan, there are no non-current liabilities associated with Cash-settled J-ESOP in the Interim Condensed Consolidated Statement of Financial Position as of September 30, 2020. Of the current liability as of September 30, 2020, 1,211 million yen is associated with Equity-settled J-ESOP that will be paid in cash.

v.

The liabilities regarding the points vested but not yet paid as of December 31, 2019 and September 30, 2020 were 11 million yen and 3,486 million yen, respectively. Of the said liability as of September 30, 2020, 1,211 million yen is associated with Equity-settled J-ESOP that will be paid in cash.

15.	Related Party Transactions

The following tables provides the total amount of related party transactions entered into during the nine-month periods ended September 30, 2019 and 2020, as well as balances with related parties as of December 31, 2019 and September 30, 2020.

(1)	Significant related party transactions during the nine-month period ended September 30, 2019, and outstanding balances with related parties as of December 31, 2019, are as follows:

(In millions of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Underwrite of convertible bonds(1)	—	(72,114)
Parent company	NAVER	Advertising service(2)	520	192
Subsidiary of parent company	NAVER Business Platform Corp.	IT infrastructure services and related development services	6,330	(937)

(1)

During the year ended December 31, 2018, the Group issued Euro-yen convertible bonds with stock acquisition rights through two of the separate third-party allotments to NAVER Corporation amounted to 37,494.5 million yen (Zero coupon convertible bonds due September 2023) and 37,494.5 million yen (Zero coupon convertible bonds due September 2025). The amount shown for the outstanding payable balance is the liability measured at amortized cost as of December 31, 2019 excluding the equity components. Refer to Note 7 Financial assets and financial liabilities for further details.

(2)

LINE Plus Corporation and NAVER entered into an agreement for exchange of service in which LINE Plus Corporation provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus via NAVER’s web portal. The Group generated advertising revenues of 520 million yen in connection with the advertising services provided to NAVER for the nine-month period ended September 30, 2019.

(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.

(2)	Significant related party transactions during the nine-month period ended September 30, 2020 and outstanding balances with related parties as of September 30, 2020, are as follows:

(In millions of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Underwrite of convertible bonds(1)	—	(72,274)
Parent company	NAVER	Advertising service(2)	427	104
Subsidiary of parent company	NAVER Business Platform Corp.	IT infrastructure services and related development services	6,321	(932)
Associate of the Group	WORKS MOBILE Corporation	Subscription for shares(4)	5,638	—
Associate of the Group	WORKS MOBILE Corporation	License agreement(5)	120	—
Associate of the Group	DEMAE-CAN Co., Ltd.	Subscription for shares(6)	15,000	—
Associate of the Group	Webtoon Entertainment Inc.	Transfer and subscription of shares(7)	16,898	—

(1)

During the year ended December 31, 2018, the Group issued Euro-yen convertible bonds with stock acquisition rights through two of the separate third-party allotments to NAVER Corporation amounted to 37,494.5 million yen (Zero coupon convertible bonds due September 2023) and 37,494.5 million yen (Zero coupon convertible bonds due September 2025). The amount shown for the outstanding payable balance is the liability measured at amortized cost as of September 30, 2020 excluding the equity components. Refer to Note 7 Financial assets and financial liabilities for further details.

(2)

LINE Plus Corporation and NAVER entered into an agreement for exchange of service in which LINE Plus Corporation provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus via NAVER’s web portal. The Group generated advertising revenues of 427 million yen in connection with the advertising services provided to NAVER for the nine-month period ended September 30, 2020.

(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.
(4)

The Company resolved at the board of directors’ meeting held on April 28, 2020 to take on new shares issued by WORKS MOBILE Corporation, a consolidated subsidiary of NAVER, through a third-party allotment and settled the payment on June 1, 2020.

(5)

The Company entered into a license agreement on intellectual property with WORKS MOBILE Corporation during the three-month period ended June 30, 2020. The transaction price of 5,775 million yen was recognized as contract liabilities and is to be recognized as revenue on a straight-line basis over 20 years, where the revenue recognized for the nine-month period ended September 30, 2020 was 120 million yen. Refer to Note 10 Revenue from contracts with customers for further details.

(6)

The Company resolved at the board of directors’ meeting held on March 26, 2020 to take on new shares issued by DEMAE-CAN Co., Ltd. through a third-party allotment and settled the payment of 15,000 million yen on April 24, 2020.

(7)

In August 2020, the Company transferred its shares of LINE Digital Frontier Corporation, a subsidiary of the Group, to Webtoon Entertainment Inc., a consolidated subsidiary of NAVER Webtoon Corporation which is a subsidiary of NAVER, as consideration for the acquisition of shares of Webtoon Entertainment Inc. As a result, the Group recorded 9,477 million yen of gain on loss of control of subsidiaries and business transfer as other operating income. Refer to Note 9 Supplemental cash flow information for further details.

(3)	The total compensation of key management personnel for the nine-month periods ended September 30, 2019 and 2020 are as follows:

	(In millions of yen)
	2019	2020
Salaries (including bonuses)	454	471
Share-based payments(1)	505	1,111
Other	41	40

Total	1,000	1,622

(1)	Refer to Note 14 Share-Based Payments for further details.

Key management personnel include directors and corporate auditors of the Company.

16.	Business Combinations

Acquisition for the nine-month period ended September 30, 2019

Not applicable.

Acquisition for the nine-month period ended September 30, 2020

Not applicable.

17.	Principal Subsidiaries

Information on subsidiaries

The table below includes subsidiaries that were newly consolidated during the nine-month period ended September 30, 2019 or subsidiaries in which the Group’s percentage of ownership changed during such period:

			Percentage of ownership
Name	Primary business activities	Country of incorporation	December 31, 2018	September 30, 2019
LINE Securities Corporation(1)	Financial services business	Japan	100.0%	51.0%
LINE Credit Corporation(2)	Financial services business	Japan	100.0%	51.0%
LINE Part-Time Job, Ltd.(3)	Job listing	Japan	60.0%	100.0%

(1) Due to LINE Financial Corporation and Nomura Holdings, Inc.’s injection of capital into LINE Securities Corporation (renamed from LINE Securities Preparatory Corporation in June 2019) in January 2019, the Group’s percentage of ownership in LINE Securities Corporation decreased from 100.0% to 51.0%, resulting in LINE Securities Corporation became a specified subsidiary as its amount of share capital is greater than 10% of the Company’s share capital.

(2) Mizuho Bank, LINE Financial Corporation, and Orient Corporation executed the capital injections in LINE Credit Corporation in May 2019. As a result, the Group’s percentage of ownership in LINE Credit Corporation decreased from 100.0% to 51.0%.

(3) In August 2019, the Company acquired additional interest in LINE Part-Time Job, Ltd., which become a wholly-owned subsidiary of the Group.

The table below includes subsidiaries that were newly consolidated during the nine-month period ended September 30, 2020 or subsidiaries in which the Group’s percentage of ownership changed during such period:

			Percentage of ownership
Name	Primary business activities	Country of incorporation	December 31, 2019	September 30, 2020
LINE Digital Frontier Corporation(1)	Manga services business	Japan	70.0%	33.4%
LINE Book Distribution Corporation(2)	Manga services business (Global)	Japan	52.0%	17.4%
LINE MAN Corporation PTE. LTD(3)	Delivery service business	Singapore	100.0%	43.1%
LINE Man (THAILAND) Company Limited(4)	Delivery service business	Thailand	100.0%	43.1%

(1)

The Company transferred its shares of LINE Digital Frontier Corporation to Webtoon Entertainment Inc. in August 2020 as consideration for the acquisition of shares of Webtoon Entertainment Inc. As a result, the Group’s ownership ratio in Webtoon Entertainment Inc. became 33.4%. Accordingly, LINE Digital Frontier Corporation is accounted for as an associate under the equity method rather than as a consolidated subsidiary. Refer to Note 9 Supplemental Cash Flow Information for further details.

(2)

As a result of aforementioned deconsolidation of LINE Digital Frontier Corporation in August 2020, LINE Book Distribution Corporation, a subsidiary of LINE Digital Frontier Corporation and a consolidated subsidiary of the Group, is also accounted for as an associate under the equity method rather than as a consolidated subsidiary.

(3)

LINE Man Corporation PTE. LTD executed an absorption-type merger with Wongai Media Pte. Ltd. and a third-party allotment of new shares in September 2020. As a result, the Group’s ownership ratio in LINE Man Corporation PTE. LTD decreased from 100.0% to 43.1%, resulting in LINE Man Corporation PTE. LTD being accounted for as an associate under the equity method rather than as a consolidated subsidiary. Refer to Note 9 Supplemental Cash Flow Information for further details.

(4)

Due to the aforementioned absorption-type merger and the third-party allotment executed by LINE Man Corporation PTE. LTD in September 2020, the Group’s ownership interest in LINE Man (THAILAND) Company Limited, a subsidiary of the Company and wholly-owned subsidiary of LINE Man Corporation PTE.LTD, decreased from 100.0% to 43.1%. As a result, LINE Man (THAILAND) Limited Company is accounted for as an associate under the equity method rather than as a consolidated subsidiary.

Ultimate parent company of the Group

The ultimate parent company of the Group is NAVER, which is domiciled in Korea and listed on the Korea Stock Exchange.

18.	Investments in Associates and Joint Ventures

Establishment of LINE Bank Taiwan Limited

In March 2020, the Group established LINE Bank Taiwan Limited with the Group’s ownership of 49.9%. LINE Bank Taiwan Limited is planning to provide banking business in Taiwan. The carrying amount of the Group’s interest in this joint venture is 16,690 million yen as of September 30, 2020.

Third-party allotment by SNOW Corporation

In April 2020, SNOW Corporation, an associate of the Group, issued its new shares to NAVER through a third-party allotment, and NAVER injected 6,102 million yen of additional capital into Snow Corporation. As a result, the share of the Group decreased from 29.2% to 24.5% and the Group recognized dilution gain from changes in interest in associates and joint ventures of 870 million yen due to the third-party allotment. The Group’s carrying amount of investment in this associate was 3,434 million yen as of September 30, 2020.

Third-party allotment by LINE Games Corporation

In May 2020, LINE Games Corporation (“LINE Games”), associate of the Group, issued its new shares to a third-party. As a result, the share of the Group decreased from 49.5% to 48.4% and the Group recognized dilution gain from changes in interest in associates and joint ventures of 173 million yen in connection with the third-party allotment.

Acquisition of shares of DEMAE-CAN, Ltd.

The Group resolved at the board of directors’ meeting held on March 26, 2020 to take on new shares issued by DEMAE-CAN, Ltd. (“DEMAE-CAN“) through a third-party allotment and settled the payment of 15,000 million yen on April 24, 2020. As a result of the acquisition of new shares issued by DEMAE-CAN, the proportion of voting rights held by the Company increased from 21.7% to 35.9%. The carrying amount of Group’s investment in this associate was 18,361 million yen as of September 30, 2020.

Investment in Webtoon Entertainment Inc.

In August 2020, the Group acquired shares of Webtoon Entertainment Inc. in order to expand the business for digital comic services in global market, resulting in the ownership interest in Webtoon Entertainment Inc. becoming 33.4%. Refer to Note 9 Supplemental Cash Flow Information for further details. The carrying amount of the Group’s investment in Webtoon Entertainment Inc. was 16,468 million yen as of September 30, 2020.

Impairments of investments in associates

Impairments of investments in associates of 17,101 million yen is included in Other non-operating expenses in the Group’s Interim Condensed Consolidated Statement of Profit or Loss for the nine-month period ended September 30, 2020. A significant impairment among impairment of investments in associates is the following impairment of investment in LINE Games.

Although, the sales of LINE Games’ major new game titles caused it to achieve its budget for the six-month period ended June 30, 2020, the Group revisited expected future cash flows of LINE Games due to a significant decline in sales of the major new game titles revealed during the three-month period ended September 30, 2020, which has increased uncertainty regarding the future profitability of LINE Games. The Group determined the recoverable amount to be nil, as expected future cash flows were predicted to be negative. As a result, an impairment of 13,215 million yen was recognized by writing off the entire amount of the investment in LINE Games.

Loss allowance on loan receivables from an associate

The expense for loss allowance on loan receivables from an associate of 1,106 million yen is included in the other non-operating expenses for the nine-month ended September 30, 2020.

19.	Other Operating Expenses

Other operating expenses for the nine-month period ended September 30, 2020 include point expenses, cost of goods and other expenses, amounting to 775 million yen, 3,741 million yen and 6,635 million yen, respectively, compared to the amounts for the nine-month period ended September 30, 2019 of 3,723 million yen, 5,499 million yen and 2,161 million yen, respectively. The decreases in point expenses and cost of goods are due to a decrease in expenses in relation to LINE Points and a decrease in revenues in relation to LINE Friends, respectively. Other expenses mainly consist of the impairment losses recognized for right-of-use assets as well as property and equipment of 4,504 million yen in relation to LINE Friends for the nine-month period ended September 30, 2020. Refer to Note 20 Impairment for more details on the impairment of LINE Friends.

20.	Impairment

Impairments of non-financial assets (excluding investments in associates and joint ventures) recognized for the nine-month period ended September 30, 2020 are as follows:

The impairment is included in other operating expenses in the Interim Condensed Consolidated Statement of Profit or Loss.

(in millions of yen)

	Core Business(1)	Strategic Business		Total
		Friends(2)	Other(3)
Other current assets	686	—	—	686
Property and equipment	—	310	376	686
Right-of-use assets	—	4,194	—	4,194
Other intangible assets	619	—	1,187	1,806

Total	1,305	4,504	1,563	7,372

(1)	Core business

The Group determined that an indication of impairment exists related to overseas video streaming services as the revenue from the services is not expected to improve in the future. As a result of comparing the recoverable amount and carrying amount of assets, the Group recognized impairments for these assets.

(2)	Friends

Revenues related to the LINE Friends have decreased due to a slowdown in manufacturing operations, a decrease in consumer spending and temporary closure of our offline stores as a result of the request by the authorities to refrain from going out unless doing so is essential and urgent. In response to the decrease in revenues of LINE Friends, the Group revisited the business model of LINE Friends during the three-month period ended June 30, 2020 and decided to shift towards a new business model with online store sales and license revenue as the main distribution channel from the previous business model with sales of merchandise from offline stores as the main distribution channel.

Due to the change in the business model, the Group assessed whether there is any indication of the impairment for the right-of-use assets and property and equipment in connection with LINE Friends, resulting in the Group concluding that an indication of impairment exists on these assets. The Group performed impairment tests on these assets by comparing the respective recoverable amounts with the carrying amounts.

As a result of revisiting LINE Friends’ business plan in light of the aforementioned change in the business model, impairments were recognized for the nine-month period ended September 30, 2020.

The recoverable amounts are estimated based on an asset’s value in use calculated by applying a pre-tax discount rate to the estimated future cash flows. The estimated future cash flows, which are primarily based on the financial budgets approved by the Group’s management, represent management’s best estimate, taking into account both internal and external information including expected revenue growth rates, cost of goods ratios and cash outflows with respect to marketing activities as well as historical experiences and the revised LINE Friend’s business plan.

The significant assumption used in an asset’s value in use calculations is as follows:

For the nine-month period ended September 30, 2020
Pre-tax discount rate	8.17% - 12.9%

(3)	Other

Other mainly represents the impairment recognized due to the cancellation of certain system developments.

21.	Subsequent Events

Issuance of Stock Warrant (Stock Option)

Pursuant to the resolution of the general meeting of shareholders on March 26, 2020 and the board of directors’ meeting held on July 29, 2020, the Company granted stock warrants in the form of stock options (the LINE Corporation 26th stock option and the LINE Corporation 27th stock option) to directors and its outside directors of the Company on November 5, 2020.

Name of stock options	The LINE Corporation 26th Stock Option	The LINE Corporation 27th Stock Option
Title and number of grantees	Four of the Company’s directors	Three of the Company’s outside directors
Total number of stock options	30,240	240
Class and number of shares to be issued upon exercise of stock options	3,024,000 of common shares	24,000 of common shares
Value of property to be contributed upon exercise of stock options	5,647 yen of the exercise price per share multiplied by the number of shares granted	Same as on the left
Fair value of stock options at the grant date	212,086 yen per stock option (2,121 yen on a per-common-share basis)	225,478 yen per stock option (2,255 yen on a per-common-share basis)
Exercise period for stock options	From November 5, 2023 to November 5, 2030	Same as on the left

2.	Others

Not applicable.

B.	Information on guarantors

Not applicable.